Exhibit 99.1

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 21, 2022

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

and

MANAGEMENT PROXY CIRCULAR

This Notice and Management Proxy Circular,

along with accompanying materials, require your immediate attention.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOUR OF ALL PROPOSED RESOLUTIONS.

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

May 16, 2022

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of shareholders of Aeterna Zentaris Inc. (the “Corporation” or “Aeterna Zentaris”) will be held on Tuesday, June 21, 2022, at 10:00 a.m. (Eastern time). The Meeting will be a virtual meeting conducted via live audio webcast. Shareholders can access the Meeting by visiting www.virtualshareholdermeeting.com/AEZS2022. The Meeting is being held for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation as at and for the year ended December 31, 2021, together with the auditors’ report thereon;

2.	to elect directors;

3.	to appoint auditors and to authorize the directors to determine their compensation;

4.	to consider, and if deemed advisable, to adopt, with or without variation, a special resolution (the full text of which is set out in the accompanying management information circular) authorizing and approving the filing of Articles of Amendment to consolidate the issued and outstanding common shares of the Corporation on the basis set out in the accompanying management information circular;

5.	to consider and, if deemed advisable, to adopt, with or without variation, an ordinary resolution (the full text of which is set out in the accompanying management information circular), reconfirming and approving the continuation of the Corporation’s Amended and Restated Shareholder Rights Plan; and

6.	to transact such other business as may properly come before the Meeting.

The record date for the determination of shareholders of Aeterna Zentaris entitled to receive notice of and to vote at the Meeting is May 17, 2022.

The Meeting will be held virtually on the Internet. Shareholders will not be able to attend the Meeting in person. Shareholders (both registered and non-registered) who choose to attend the Meeting will do so by accessing a live audio webcast of the Meeting via the Internet. To attend the Meeting, shareholders will need to visit www.virtualshareholdermeeting.com/AEZS2022 and check-in using the control number included either on your proxy form or voting instruction form, as applicable. The Meeting platform is fully supported across browsers and devices running the most updated version of applicable software plugins. You should ensure you have a strong, preferably high-speed, Internet connection wherever you intend to participate in the Meeting. The Meeting will begin promptly at 10:00 a.m. (Eastern time) on Tuesday, June 21, 2022. Online check-in will begin 15 minutes prior, at 9:45 a.m. (Eastern time). You should allow ample time for online check-in procedures.

At www.virtualshareholdermeeting.com/AEZS2022, shareholders will be able to listen to the Meeting live, submit questions and submit their vote while the Meeting is being held. As a response to the global pandemic of the novel coronavirus, we believe that hosting the Meeting virtually will minimize the health risk that may be associated with large gatherings, while enabling increased shareholder attendance from locations around the world and encouraging more active shareholder engagement and participation at the Meeting.

If you are unable to attend the Meeting or if you wish to vote in advance of the Meeting, please carefully follow the instructions on the proxy or voting instruction form. Shareholders that hold their common shares with a bank, broker or financial intermediary and wish to vote at the Meeting must carefully follow the instructions provided by their intermediary. In order to be effective, proxies must be received by the Chair of the Meeting no later than 48 hours (if voting by mail) or 24 hours (if voting by telephone or Internet) prior to the close of business on the date of the Meeting or any adjournment or postponement thereof. The time limit for the deposit of proxies may be waived by the Chair of the Meeting without notice. If you are attending the Meeting, please log-on to the virtual meeting platform in advance to ensure that your vote will be counted.

As shareholders of Aeterna Zentaris, it is very important that you read the management proxy circular of the Corporation dated May 16, 2022 and other Meeting materials carefully. Even if you intend to attend the Meeting, it is recommended that you vote in advance by telephone or Internet to ensure that your vote is received before the Meeting. To cast your vote by telephone or Internet, please have your proxy card or voting instruction form in hand and carefully follow the instructions contained therein. Your telephone or Internet vote authorizes the named proxies to vote your common shares in the same manner as if you mark, sign and return your proxy card. To be valid, your vote must be received before 5:00 p.m. (Eastern time) on Friday, June 17, 2022.

By order of the Board of Directors,

/s/ Carolyn S. Egbert

Chair of the Board
Toronto, Ontario
May 16, 2022

MANAGEMENT PROXY CIRCULAR

MANAGEMENT PROXY CIRCULAR

SECTION 1 – INTRODUCTION

This management proxy circular (this “Circular”) is being furnished in connection with the solicitation of proxies by and on behalf of the management of Aeterna Zentaris Inc. (the “Corporation”, “Aeterna Zentaris”, “we” or “our”) for use at the annual general and special meeting of our shareholders (the “Meeting”) and any adjournment(s) or postponement(s) thereof. No person has been authorized to give any information or to make any representation in connection with any matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

The Meeting will be held on Tuesday, June 21, 2022 at 10:00 a.m. (Eastern time). The Meeting will be a virtual meeting conducted via live audio webcast. Shareholders will not be able to attend the Meeting in person. Shareholders (both registered and non-registered) can access the Meeting by visiting www.virtualshareholdermeeting.com/AEZS2022. A summary of the information that shareholders will need to attend the Meeting online is provided below.

We may solicit proxies by telephone, Internet or mail. We will bear the entire cost of any such solicitation. We may also reimburse brokers and other persons holding our common shares (the “Common Shares”) in their names, or in the names of nominees, for their costs incurred in sending proxy materials to registered or non-registered owners and obtaining their proxies or voting instructions.

Information contained in this Circular is given as of May 16, 2022 unless otherwise specifically stated. Our directors and executive officers are generally paid in their home country currency. Unless otherwise indicated, all compensation information included in this Circular is presented in U.S. dollars and, to the extent a director or officer has been paid in a currency other than U.S. dollars, the amounts have been converted from such person’s home country currency to U.S. dollars based on the following annual average exchange rates: for the financial year ended December 31, 2021: €1.000 = U.S.$1.18 and CAN$1.000 = U.S.$0.79; for the financial year ended December 31, 2020: €1.000 = U.S.$1.140 and CAN$1.000 = U.S.$0.745; and for the financial year ended December 31, 2019: €1.000 = U.S.$1.120 and CAN$1.000 = U.S.$0.754.

SECTION 2 – INFORMATION CONCERNING VOTING AT THE MEETING

2.1	Your Vote is Important

As a shareholder, it is very important that you read the following information on how to vote your Common Shares, either by proxy or in attendance at the Meeting. These materials are being sent to both our registered and non-registered shareholders. Please return your proxy as specified in this Circular and in the form of proxy or voting instruction form.

2.2	How to Vote

If you are eligible to vote and your Common Shares are either registered in your name or are held in the name of a nominee (non-registered), you can vote your Common Shares at the Meeting or by proxy in advance of the Meeting, as explained below. Voting by proxy in advance of the Meeting is the easiest way to vote your shares. The same procedures apply whether you are a registered shareholder or non-registered shareholder.

You are a registered shareholder if your name appears on your share certificate or your Direct Registration System (“DRS”) confirmation. If you are a registered shareholder, you will receive a proxy form containing the relevant details concerning the business of the Meeting, including a control number that must be used to: vote by proxy in advance of the Meeting or join the live webcast and telephone line the day of the Meeting to attend the Meeting live; submit your questions; and submit your vote while the Meeting is being held.

If your Common Shares are not registered in your name and are held in the name of a nominee such as a trustee, financial institution or securities broker, you are a non-registered shareholder. If your Common Shares are listed in an account statement provided to you by your broker, those Common Shares will, in all likelihood, not be registered in your name. Such Common Shares will more likely be registered under the name of your broker or an agent of that broker. Without specific instructions, brokers and their agents or nominees are prohibited from voting shares for the broker’s client. If you are a non-registered shareholder, you will receive a voting instruction form containing the relevant details concerning the business of the Meeting, including a control number that must be used to vote by proxy in advance of the Meeting or join the live webcast and phone line the day of the Meeting to attend the Meeting live, submit your questions and submit your vote while the Meeting is being held.

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2.3	Vote in Advance of the Meeting – Voting by Proxy

Below are the different ways in which you can give your voting instructions, details of which are found in the proxy form or voting instruction form, as applicable, accompanying this Circular:

●	Go to www.proxyvote.com and follow the instructions. You will need your control number, which can be found on your proxy form or voting instruction form, as applicable.
●	Complete and return the proxy form or voting instruction form as applicable, in the prepaid envelope provided.
●	Call 1.800.474.7493 (English) or 1.800.474.7501 (French). You will need your control number, found on your proxy form or voting instruction form, as applicable.

Your duly completed proxy form or voting instruction form, as applicable, must have been received by our proxy tabulator with sufficient time for your vote to be processed, and in all cases, no later than 5:00 p.m. on Friday, June 17, 2022 (Eastern time) or, if the Meeting is adjourned or postponed, by no later than 5:00 p.m. (Eastern time) on the business day prior to the day fixed for the adjourned or postponed Meeting.

2.4	Voting at the Meeting

If you wish to vote at the Meeting, you do not need to complete or return your proxy form or voting instruction form, as applicable. The day of the Meeting, all shareholders (registered and non-registered) will be able to vote via the live webcast by completing a ballot online during the Meeting.

To attend the Meeting, shareholders will need to visit www.virtualshareholdermeeting.com/AEZS2022 and check-in using the control number included either on your proxy form or voting instruction form, as applicable. The Meeting platform is fully supported across Internet browsers and devices running the most updated version of applicable software plugins. You should ensure you have a strong, preferably high-speed, Internet connection from wherever you intend to participate in the Meeting. The Meeting will begin promptly at 10:00 a.m. (Eastern time) on Tuesday, June 21, 2022. Online check-in will begin 15 minutes prior, at 9:45 a.m. (Eastern time). You should allow ample time for online check-in procedures.

If you wish to appoint someone as proxy to vote your shares for you at the Meeting during the live webcast, please follow the instructions found on either your proxy form or voting instruction form, as applicable. You will need to create a unique eight character identification number which will allow your appointee to join the Meeting and vote your shares on your behalf.

2.5	How your Common Shares will be Voted

You can choose to vote FOR, WITHHOLD or AGAINST, depending on the items to be voted on. When you vote by proxy, you may appoint either the persons named as proxies in the proxy form or voting instruction form (who are Klaus Paulini, the President and Chief Executive Officer of the Corporation and Giuliano La Fratta, the Chief Financial Officer of the Corporation) or you may appoint someone else to vote for you as your proxy holder by using the enclosed form of proxy or voting instruction form. You have the right to appoint any other person or company (who need not be a shareholder) to attend and act on your behalf at the Meeting. That right may be exercised by writing the name of such person or company in the blank space provided, and following the instructions found in the proxy form or voting instruction form, as applicable, or by completing another proper form of proxy. Make sure that the person you appoint is aware that they are appointed and that this person logs into the online Meeting using the credentials you created for them as your appointee.

Your Common Shares will be voted or withheld from voting in accordance with your instructions indicated on the proxy form or voting instruction form. If no instructions are indicated, your Common Shares represented by proxies in favour of Klaus Paulini, the President and Chief Executive Officer, or Giuliano La Fratta, the Chief Financial Officer, will be voted as follows:

i)	FOR the election of management’s nominees as directors;
ii)	FOR the appointment of Ernst & Young LLP as auditors;

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iii)	FOR the special resolution authorizing and approving an amendment to the Corporation’s articles to consolidate the issued and outstanding Common Shares at a ratio within the range of five to 25 pre-consolidation Common Shares for every one post-consolidation Common Share, as and when determined by the board of directors of the Corporation; and
iv)	FOR the ordinary resolution reconfirming and approving the continuation of the Corporation’s Amended and Restated Shareholder Rights Plan,

and at the discretion of the proxy holder in respect of amendments to any of the foregoing matters or on such other business as may properly be brought before the Meeting. Should any nominee named herein for election as a director become unable to accept nomination for election, it is intended that the person acting under proxy in favour of management will vote for the election in his or her stead of such other person as management of the Corporation may recommend.

Management has no reason to believe that any of the nominees for election as directors will be unable to serve if elected to office and is not aware of any amendment or other business likely to be brought before the Meeting.

The Board of Directors (the “Board”) and management are recommending that shareholders vote FOR items (i) to (iv).

A simple majority of the votes cast will constitute approval of each of these matters except for the resolution approving the share consolidation which is a special resolution and, as such, requires approval by not less than two-thirds of the votes cast.

2.6	Revoking your Proxy

You may revoke your proxy at any time, by voting again on the Internet or by phone before 5:00 p.m. on Friday, June 17, 2022 (Eastern time), or by completing an instrument in writing (which includes another form of proxy or voting instruction form, as applicable with a later date) executed by you, or by your attorney (duly authorized in writing), and deposited with the Corporate Secretary of the Corporation at the registered office of the Corporation (222 Bay St. Suite 3000, Toronto, ON M5K 1E7) at any time up to and including 5:00 p.m. on Friday, June 17, 2022 (Eastern time) or, if the Meeting is adjourned or postponed, by no later than 5:00 p.m. (Eastern time) on the business day prior to the day fixed for the adjourned or postponed Meeting.

2.7	Transfer Agent

You can contact the transfer agent either by mail at Computershare Trust Company of Canada, 100 University Ave., 8th Floor, Toronto (Ontario) M5J 2Y1, by telephone at 1.800.564.6253, by fax at 1.888.453.0330 or by Internet at www.investorcentre.com/service, or in French at www.centredesinvestisseurs.com/service.

2.8	Intermediaries Fees

Non-registered shareholders are either objecting beneficial owners who object that intermediaries disclose information about their ownership in the Corporation, or non-objecting beneficial owners, who do not object to such disclosure. The Corporation pays intermediaries to send proxy-related materials to both objecting and non-objecting beneficial owners.

2.9	Interest of Certain Persons or Companies in Matters to be Acted Upon

Other than as set forth herein, management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year, any proposed nominee for election as director of the Corporation or of any associate or affiliate of any such persons, in any matter to be acted upon at the Meeting.

SECTION 3 – VOTING SHARES, QUORUM AND PRINCIPAL SHAREHOLDERS

3.1	Voting Shares and Quorum

Shareholders of record on May 17, 2022, are entitled to receive notice of and to vote at the Meeting. As of May 16, 2022, there were 121,397,007 issued and outstanding Common Shares. The holders of the Common Shares are entitled to one vote for each Common Share held by them at all meetings of shareholders.

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Our By-Laws (as defined below) provide that a quorum is present at the Meeting if the holder(s) of 10% or more of the issued and outstanding Common Shares are present or represented by proxy, irrespective of the number of shareholders actually in attendance at the Meeting.

3.2	Principal Shareholders

As of May 16, 2022, to the knowledge of our officers and directors based on shareholders’ public filings, there are no persons or entities that beneficially owned, or exercised control or direction over, directly or indirectly, 10% or more of the votes attached to the Common Shares.

SECTION 4 – PRESENTATION OF THE FINANCIAL STATEMENTS

Our audited consolidated financial statements as at December 31, 2021, and December 31, 2020, and for the years ended December 31, 2021, 2020 and 2019 and the auditors’ report thereon will be submitted at the Meeting.

SECTION 5 – ELECTION OF DIRECTORS

5.1	Board of Directors

We are governed by our restated articles of incorporation (the “Restated Articles of Incorporation”) under the Canada Business Corporations Act (the “CBCA”) and by articles of amendment dated October 2, 2012, November 17, 2015 and May 9, 2019 (together with the Restated Articles of Incorporation, the “Articles”) and by our by-laws, as amended and restated on March 21, 2013 (the “By-Laws”). Our Articles provide that our Board shall be composed of a minimum of five and a maximum of 15 directors. Our Board currently consists of five members. Directors are elected annually by our shareholders, but the directors may from time to time appoint one or more directors, provided that the total number of directors so appointed does not exceed one-third of the number of directors elected at the last annual meeting of shareholders. Management proposes the five persons named in the table below (and in the form of proxy or voting instruction form enclosed together with this Circular) as candidates for election as directors. Each elected director will remain in office until termination of the next annual meeting of shareholders or until his or her successor is duly elected or appointed, unless his or her post is vacated earlier. As you will note from the enclosed form of proxy or voting instruction form, shareholders may vote for each director individually, and thus there is no slate vote.

In accordance with a majority voting policy adopted by our Board, in an uncontested election of directors, a nominee for election as a director who receives a greater number of votes “withheld” than votes “for” his or her nomination shall promptly tender his or her resignation to the Board following the meeting of shareholders at which the director is elected. The Nominating, Governance and Compensation Committee (the “NGCC”) will consider such resignation and make a recommendation to the Board as to whether to accept such resignation. The Board will accept the resignation except in situations where exceptional circumstances would warrant the director continuing to serve on the Board. The Board will make its final decision and announce it in a press release within 90 days following the meeting of shareholders. The director who tenders his or her resignation pursuant to this policy will not participate in any committee or Board deliberations and decisions pertaining to the resignation offer.

Unless instructions are given to abstain from voting with regard to the election of directors, the persons whose names appear on the enclosed form of proxy will vote in favour of the election of the five nominees whose names are set out in the table below. Management does not foresee that any of the nominees listed below will be unable or, for any reason, unwilling to perform his or her duties as a director. In the event that the foregoing occurs for any reason, prior to the election, the persons indicated on the enclosed form of proxy reserve the right to vote for another candidate of their choice unless otherwise instructed by the shareholder in the form of proxy to abstain from voting on the election of directors.

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			Total Securities
Name and Place of Residence	Principal Occupation	Director since	Common Shares(1)	Deferred Share Units (“DSUs”)	Options
Edwards, Peter(2)(3)(4) Ohio, USA	General Counsel, Aziyo Biologics (medical company)	2020	—	100,000	—
Egbert, Carolyn(3)(4) Texas, USA	Owner, Creative Solutions for Executives (consulting company); Chair of the Board of Directors of the Corporation	2012	31,920	153,000	77,850
Gagnon, Gilles(2)(3)(4) Quebec, Canada	President and Chief Executive Officer of Ceapro Inc. (biotechnology company)	2020	—	100,000	—
Paulini, Klaus Hessen, Germany	President and Chief Executive Officer of the Corporation; Managing Director of AEZS Germany (as defined below)	2019	55,000	—	197,500
Turpin, Dennis(2) Quebec, Canada	President and Chief Executive Officer of Endoceutics Inc.	2021	32,000	70,000	—

(1)	We do not have any direct information concerning the number of Common Shares beneficially owned by the nominees or concerning our Common Shares over which such persons exercise control or direction. This information was provided to us by the nominees individually.
(2)	Member of the Audit Committee.
(3)	Member of the NGCC.
(4)	Member of the Strategic Committee.

Klaus Paulini was appointed President and Chief Executive Officer of the Corporation in October 2019 and also serves as an Executive Director of the Corporation. Dr. Paulini is based in Frankfurt, Germany at our subsidiary, Aeterna Zentaris GmbH (“AEZS Germany”), where he was appointed Managing Director in July 2019 and as Vice President of Quality and Regulatory in February 2018. Dr. Paulini began his career in the pharmaceutical industry at ASTA Medica AG in 1997. He had an active role when Zentaris was formed and spun out of ASTA Medica, and served in various roles with increasing responsibility at the company ever since, including project responsibility for Cetrotide®. As the Head of Quality Assurance, Dr. Paulini successfully managed many of the Corporation’s clinical development projects – including Macrilen™/Macimorelin – in R&D phase as group leader of medicinal chemistry. With his extensive experience and knowledge, he provided successful oversight and valuable input for our pharmaceutical and clinical development programs, ensuring successful and compliant outcomes, ultimately leading to regulatory approvals by the US FDA and the EMA. Dr. Paulini obtained his PhD (Dr. Ing.) in chemistry at the Technical University Darmstadt (Germany) in 1993 and specialized in medicinal chemistry/drug discovery during subsequent postdoctoral fellowships at Strathclyde University (Glasgow, Scotland) and J.W. Goethe University (Frankfurt, Germany) before joining ASTA Medica AG.

Biographical information regarding the other candidates is set out in below in Sections 6.2.1 and 9.4. Each of the candidates proposed by management is currently a director.

To the knowledge of our directors and officers, no proposed director:

a)	is, as at the date of this Circular or has been, within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including us) that,

i)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

ii)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

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b)	is, as at the date of this Circular, or has been within ten years before the date of this Circular, a director or executive officer of any company (including us) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

c)	has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

None of the proposed directors have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

SECTION 6 – DISCLOSURE OF COMPENSATION

6.1	Remuneration of Directors

The compensation paid to members of our Board who are not our employees (our “Outside Directors”) is designed to (i) attract and retain the most qualified people to serve on the Board and its committees, (ii) align the interests of the Outside Directors with those of our shareholders, and (iii) provide appropriate compensation for the risks and responsibilities related to being an effective Outside Director. This compensation is recommended to the Board by the NGCC. The NGCC is currently composed of three Outside Directors, each of whom is independent, namely Ms. Carolyn Egbert (Chair), Mr. Peter G. Edwards and Mr. Gilles Gagnon.

The Board has adopted a formal mandate for the NGCC, which is attached as Schedule D to this Circular and is also available on our website at www.zentaris.com. The mandate of the NGCC provides that it is responsible for, among other matters, assisting the Board in developing our approach to corporate governance issues, proposing new Board nominees, overseeing the assessment of the effectiveness of the Board and its committees, their respective chairs and individual directors, making recommendations to the Board with respect to directors’ compensation and generally serving in a leadership role for our corporate governance practices.

6.1.1	Compensation of Outside Directors

Retainers

Our Outside Directors are paid an annual retainer, the amount of which depends on the position held on the Board. Our Outside Directors will not be paid fees for their attendance of meetings, unless some circumstance dictates that an unusual and burdensome number of meetings must be held. If such circumstance occurs, the Board may institute meeting payments. The annual retainers are paid in quarterly instalments on or about the last day of each calendar quarter. All payments are calculated in U.S. dollars. The amount of each payment is converted to the Outside Director’s home currency based on the exchange rate prevailing on the date of payment, as determined by our finance department. Each Outside Director is paid the equivalent value of the payment in his or her home currency, net of any withholdings or deductions required by applicable law.

In April 2020, the NGCC retained Bowers Consulting LLC (“Bowers”), an independent consulting firm, to ensure that the compensation of the Directors was aligned with Shareholders’ expectations and to reflect the cash position of the Corporation at that time. The mandate given to Bowers was to provide an objective recommendation regarding the compensation of Directors for the 2020 financial year. Based on the advice received by the NGCC from Bowers, the NGCC recommended, and the Board approved, a reduction of the annual retainer to be paid to the Chair of the Board and each member of the Board, as well as to the Chair of the NGCC, as set out in the table below. These reductions were effective immediately after the Corporation’s Annual General Meeting held on May 15, 2020, and were prorated through the balance of the financial year. The Corporation paid fees to Bowers in the amount of $ 1,800 for the 2019, $2,400 for the 2020 and $3,300 for 2021 financial years.

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The amounts of the annual retainers are set forth in the following table. The amounts shown below are on an annualized basis. See the table in Section 6.1.3 below under the caption “Total Compensation of Outside Directors” for details on the actual amounts paid to each Outside Director during the 2021 financial year.

Type of Compensation	Annual Retainer ($)
Chair of the Board Retainer	60,000
Board Member Retainer	30,000
Audit Committee Chair Retainer	20,000
Audit Committee Member Retainer	5,000
NGCC Chair Retainer	10,000
NGCC Member Retainer	3,000

All Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings. Retainers are prorated when an Outside Director joins the Board during a financial year. The number of Board and committee meetings held since the beginning of 2021 and the attendance records of Board and committee members are presented in Schedule A to this Circular.

6.1.2	Outstanding Option-Based Awards and Share-Based Awards

The following table shows all awards outstanding to each Outside Director as at December 31, 2021:

	Option-based Awards				Share-based Awards
Name	Issuance Date (mm-dd- yyyy)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date (mm-dd- yyyy)	Value of Unexercised in-the-money Options(1) ($)	Issuance Date (mm-dd- yyyy)	Number of Shares or Units of Shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Edwards, Peter	—	—	—	—	—	05/15/2020	30,000	—	10,800
	—	—	—	—	—	05/05/2021	70,000	—	25,200
Egbert, Carolyn	05-10-2016	10,000	3.48	05-09-2023	—	—	—	—	—
	12-06-2016	7,850	3.45	12-06-2023	—	—	—	—	—
	08-15-2017	60,000	2.05	08-15-2024	—	—	—	—	—
	—	—	—	—	—	05/08/2018	23,000	—	8,280
	—	—	—	—	—	05/22/2019	30,000	—	10,800
						05/15/2020	30,000	—	10,800
	—	—	—	—	—	05/15/2021	70,000	—	25,200
Gagnon, Gilles	—	—	—	—	—	05/15/2020	30,000	—	10,800
	—	—	—	—	—	05/19/2021	70,000	—	25,200
Turpin, Dennis(3)	—	—	—	—	—	05/19/2021	70,000	—	25,200

(1)	“Value of unexercised in-the-money options” at financial year-end is calculated based on the difference between the closing prices of the Common Shares on the Nasdaq Capital Market (“Nasdaq”) on the last trading day of the fiscal year (December 31, 2021) of $0.36 and the exercise price of the options, multiplied by the number of unexercised options.
(2)	The Corporation used the closing price of its Common Shares on the Nasdaq as at the last trading day of the fiscal year (December 31, 2021) of $0.36.
(3)	Mr. Dennis Turpin joined the Board on May 5, 2021.

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6.1.3	Total Compensation of Outside Directors

The table below summarizes the total compensation paid to our Outside Directors during the financial year ended December 31, 2021 (all amounts are in U.S. dollars). Our Outside Directors are generally paid in their home currency. Mr. Desbiens, Mr. Gagnon and Mr. Turpin were paid in Canadian dollars. Ms. Egbert and Mr. Edwards were paid in U.S. dollars.

Name	Fees earned(1) ($)	Share-based Awards(2) ($)	Option-based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Desbiens, Pierre-Yves(3)	25,000	—	—	—	—	—	25,000
Edwards, Peter	38,000	60,753	—	—	—	—	98,753
Egbert, Carolyn	70,000	60,753	—	—	—	—	130,753
Gagnon, Gilles	38,000	60,753	—	—	—	—	98,753
Turpin, Dennis(4)	32,778	60,753	—	—	—	—	93,531

(1)	In respect of our financial year ended December 31, 2021, we paid an aggregate amount of $203,778 to all of our Outside Directors for services rendered in their capacity as directors, excluding reimbursement of out-of-pocket expenses and the value of share-based and option-based awards granted in 2021.
(2)	Amounts shown represent the value of the DSUs on the grant date ($0.89). The value of one DSU on the grant date is the closing price of one Common Share on the Nasdaq on the last trading day preceding the date of grant.
(3)	Mr. Pierre-Yves Desbiens served on the Board until May 5, 2021.
(4)	Mr. Dennis Turpin joined the Board on May 5, 2021.

6.2	Compensation of Executive Officers

The following is disclosure of information related to the compensation that we paid to our Named Executive Officers during 2021. For the 2021 year, our Named Executive Officers were as follows:

●	Dr. Klaus Paulini, who, since October 4, 2019, has served President and Chief Executive Officer, as well as Managing Director of AEZS Germany since July 2019;

●	Ms. Leslie Auld, who, since September 24, 2018, has served as Senior Vice President, Chief Financial Officer as an independent contractor; and

●	Dr. Matthias Gerlach, who serves as the Senior Vice President Manufacturing and Supply Chain; Dr. Eckhard Guenther, who serves as Senior Vice President Business Development & Alliance Management and Managing Director AEZS Germany; and Dr. Nicola Ammer, who serves as Chief Medical Officer and Senior Vice President Clinical Development, who were our three most highly compensated executive officers (other than our Chief Executive Officer and our Chief Financial Officer) employed at the end of 2021.

6.2.1	Determining Compensation

NGCC

The compensation of executive officers of the Corporation and its subsidiaries is recommended to the Board by the NGCC. The NGCC is responsible for, among other matters, (i) assisting the Board in developing our approach to corporate governance issues, (ii) proposing new Board nominees, (iii) overseeing the assessment of the effectiveness of the Board and its committees, their respective chairs and individual directors and (iv) making recommendations to the Board with respect to board member nominees and directors’ compensation, as well as serving in a leadership role for our corporate governance practices. It is also responsible for taking all reasonable actions to ensure that appropriate human resources policies, procedures and systems, e.g., recruitment and retention policies, competency and performance metrics and measurements, training and development programs, and market-based, competitive compensation and benefits structures, are in place so that we can attract, motivate and retain the quality of personnel required to achieve our business objectives. The NGCC also assists the Board in discharging its responsibilities relating to the recruitment, retention, development, assessment, compensation and succession planning for our executive and senior management members.

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Thus, the NGCC recommends the appointment of senior officers, including the terms and conditions of their appointment and termination, and reviews the evaluation of the performance of our senior officers, including recommending their compensation and overseeing risk identification and management in relation to executive compensation policies and practices. The Board, which includes the members of the NGCC, reviews the Chief Executive Officer’s corporate strategy, goals and performance objectives and evaluates and measures his or her performance and compensation against the achievement of such goals and objectives.

The NGCC recognizes that the industry, regulatory and competitive environment in which we operate requires a balanced level of risk-taking to promote and achieve the performance expectations of executives of a specialty biopharmaceutical company. The NGCC is of the view that our executive compensation program should not encourage senior executives to take inappropriate or unreasonable risk. In this regard, the NGCC recommends the implementation of compensation methods that appropriately connect a portion of senior executive compensation with our short-term and longer-term performance, as well as that of each individual executive officer and that take into account the advantages and risks associated with such compensation methods. The NGCC is also responsible for establishing compensation policies that are intended to reward the creation of shareholder value while reflecting a balance between our short-term and longer-term performance and that of each executive officer.

The NGCC is currently composed of Ms. Carolyn Egbert (Chair), Mr. Peter G. Edwards and Mr. Gilles Gagnon, each of whom is independent. The Board believes that the members of the NGCC collectively have the knowledge, experience and background required to fulfill its mandate:

Ms. Carolyn Egbert has served as a director on our Board since August 2012 and as Chair of our Board since May 2016. After enjoying the private practice of law as a defence litigator in Michigan and Washington, D.C., she joined Solvay America, Inc. (“Solvay”) (a chemical and pharmaceutical company) in Houston, Texas. Over the course of a twenty-year career with Solvay, she held the positions of Vice President, Human Resources, President of Solvay Management Services, Global Head of Human Resources and Senior Executive Vice President of Global Ethics and Compliance. During her tenure with Solvay, she served as a director on the board of directors of seven subsidiary companies and as Chair of one subsidiary board. After retiring in 2010, she established Creative Solutions for executives, a consulting business providing expertise in corporate governance, ethics and compliance, organizational development, executive compensation and strategic human resources. She holds a Bachelor of Sciences degree in Biological Sciences from George Washington University, Washington D.C., and a Juris Doctor degree from Seattle University, Seattle, Washington. She also was a Ph.D. candidate in Pharmacology at both Georgetown University Medical School at Washington, D.C. and Northwestern University Medical School at Chicago, Illinois. She remains an active member of both the Michigan State Bar and the District of Columbia Bar, Washington, D.C.

Peter G. Edwards joined the Board on May 15, 2020 and served as the Executive Vice President and General Counsel of Celanese Corporation from January 2017 to January 2019. Mr. Edwards previously was Executive Vice President and General Counsel of Baxalta Incorporated, the biopharmaceutical spin-off from Baxter, from June 2015 until its merger with Shire plc in July 2016. Before that, he was Senior Vice President and General Counsel of the global specialty pharmaceuticals company Mallinckrodt plc from July 2013 to June 2015, and served as its Vice President and General Counsel from May 2010 to its spin-off from Covidien plc in June of 2013. He previously served as Executive Vice President and General Counsel for Solvay Pharmaceuticals in Brussels, Belgium from June 2007 until April 2010 and as its Senior Vice President and General Counsel in the US from October 2005 to June 2007. Prior to that, he held in-house positions of increasing responsibility within Mettler-Toledo, Inc. and Eli Lilly and Company. Mr. Edwards began his career in 1990 as an associate in the Kansas City, Missouri office of Shook, Hardy & Bacon L.L.P. Mr. Edwards received his J.D., cum laude, from Brigham Young University.

Gilles Gagnon has served as director on our Board since January 1, 2020. Mr. Gagnon is currently the President and Chief Executive Officer of Ceapro Inc., a biotechnology company. Prior to that, he was President and CEO of Aeterna Zentaris Inc. During the past 35 years, Mr. Gagnon has worked at several management levels within the field of health, especially in the hospital environment and pharmaceutical industry. Mr. Gagnon has participated in several international committees and strategic advisory boards. He served nine years on the board of directors of Canada’s Research Based Pharmaceutical Companies (“Rx&D”, now Innovative Medicines Canada) where he represented members from the biopharmaceutical sector and pioneered the Rx&D’s Canadian Bio-Partnering initiative. Mr. Gagnon is currently a member of the CEO Council of Innovative Medicines Canada. He is a certified corporate Director having completed the Directors Education Program at the Rotman School of Management at the University of Toronto and he has served on several boards of both private and publicly listed companies in the biopharmaceutical sector.

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6.3	Compensation Discussion & Analysis

6.3.1	Compensation Philosophy and Objectives

Our Board, through the NGCC, establishes our executive compensation program that is market-based and at a competitive percentile grouping for both total cash and total direct compensation. The NGCC has established a compensation program that is designed to attract, motivate and retain high-performing senior executives, encourage and reward superior performance and align the executives’ interests with those of our shareholders by:

●	providing the opportunity for an executive to earn compensation that is competitive with the compensation received by executives serving in the same or measurably similar positions within comparable companies;

●	providing the opportunity for executives to participate in equity-based incentive compensation plans;

●	aligning executive compensation with our corporate objectives; and

●	attracting and retaining highly qualified individuals in key positions.

6.3.2	Compensation Elements

Our executive compensation is targeted at the 50th percentile for small cap biopharmaceutical companies within both the local and national markets and is comprised of both fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component is intended to serve a different function, but all elements are intended to work in concert to maximize both corporate and individual performance by establishing specific, competitive operational and corporate goals and by providing financial incentives to employees based on their level of attainment of these goals.

Our current executive compensation program is comprised of the following four basic components: (i) base salary; (ii) an annual bonus linked to both individual and corporate performance; (iii) equity incentives, including stock options, previously granted under our second amended and restated stock option plan adopted by the Board on March 29, 2016, and ratified by the shareholders of Aeterna Zentaris on May 10, 2016 (the “Stock Option Plan”), and presently granted under the Corporation’s long-term incentive plan adopted by the Board on March 27, 2018 and ratified by the shareholders of Aeterna Zentaris on May 8, 2018, (the “Long-Term Incentive Plan”), established for the benefit of our directors, certain executive officers and other participants as may be designated from time to time by either the Board or the NGCC; and (iv) other elements of compensation, consisting of benefits, perquisites and retirement benefits.

Base Salary. Base salaries are intended to provide a steady income to our executive officers regardless of share price. In determining individual base salaries, the NGCC takes into consideration individual circumstances that may include the scope of an executive’s position, the executive’s relevant competencies or experience and retention risk. The NGCC also takes into consideration the fulfillment of our corporate objectives, as well as the individual performance of the executive.

Short-Term, Non-Equity Incentive Compensation. Our short-term, non-equity incentive compensation plan sets a target cash bonus for each executive officer, expressed as a percentage of the executive officer’s base salary. The amount of cash bonus paid to an executive officer depends on the extent to which he or she contributed to the achievement of the annual performance objectives established by the Board for the year. The annual performance objectives are specific operational, clinical, regulatory, financial, commercial and corporate goals that are intended to advance our product pipeline, to promote the success of our commercial efforts and to enhance our financial position. The annual performance objectives are set at the end of each financial year as part of the annual review of corporate strategies. The performance objectives are not established for individual executive officers but rather by functional area(s), many of which are carried out by or fall within the responsibility of our President and Chief Executive Officer, Chief Financial Officer (or principal financial officer) and our other executive officers, including our Named Executive Officers. The award of a cash bonus requires the approval of both the NGCC and the Board and is based upon an assessment of each individual’s performance, as well as our overall performance at a corporate level. The determination of individual performance does not involve quantitative measures using a mathematical calculation in which each individual performance objective is given a numerical weight. Instead, the NGCC’s determination of individual performance is a subjective determination as to whether a particular executive officer substantially achieved the stated objectives or over-performed or under-performed with respect to corporate objectives that were deemed to be important to our success.

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Long-Term Equity Compensation Plan of Executive Officers. The long-term component of the compensation of our executive officers is based exclusively on the Long-Term Incentive Plan, which permits the issuance of a number of equity-based awards based on the contribution of the officers and their responsibilities. The Board adopted a policy regarding stock option grants in December 2014, which provides that each Named Executive Officer is eligible to receive options to acquire our Common Shares having a value, based on the Black-Scholes option pricing model, equal to a specified multiple of his or her salary. The specified multiple for the President and Chief Executive Officer is 1.5. The specified multiple for each other Named Executive Officer is 0.75. To encourage retention and focus management on developing and successfully implementing our continuing growth strategy, stock options vest over a period of three years, with the first third vesting on the first anniversary of the date of grant. Since the adoption of the Long-Term Incentive Plan in 2018, we have broadened the types of equity-based awards which we may issue beyond stock options (to include, among other types, restricted stock units (“RSUs”), DSUs and others).

Other Forms of Compensation. Our executive employee benefits program also includes life, medical, dental and disability insurance to the same extent and in the same manner as all other employees. Several of our executive officers also receive a car allowance as a perquisite. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable North American organizations in the life sciences industry. We also contribute to our North American employees’ retirement plans up to an annual maximum amount of $19,000 for employees in the United States. The contribution amounts for our United States employees are subject to limitations imposed by the United States Internal Revenue Service on contributions to our most highly compensated employees. Employees based in Frankfurt, Germany also benefit from certain employer contributions into the employees’ pension funds. Our executive officers, including the Named Executive Officers, are eligible to participate in such employer-contribution plans to the same extent and in the same manner as all other employees.

6.3.3	Positioning

The NGCC is authorized to engage its own independent consultant to advise it with respect to executive compensation matters. While the NGCC may rely on external information and advice, all of the decisions with respect to executive compensation are made by the Board upon the recommendation of the NGCC and may reflect factors and considerations other than, or that may differ from, the information and recommendations provided by any external compensation consultants that may be retained from time to time.

In 2013, the NGCC retained a compensation consultant to benchmark our executive compensation plan in an effort to determine whether we were achieving our objective of providing market competitive compensation opportunities. The compensation consultant gathered compensation data from companies that it concluded were of comparable size and/or stage of development as us and from other companies with which we compete for executive talent and advised the NGCC that our executive compensation should be generally aligned with the 50th percentile, or the mid-point, of the companies surveyed by the consultant. Furthermore, the consultant advised the NGCC that the total cash target payment (base salary and, if applicable or awarded in cash, annual bonus) for our executive officers in 2013 generally fell around the 50th percentile of the companies surveyed. The NGCC did not repeat or update the benchmarking process in 2014 – 2021 because it concluded that doing so would not provide additional meaningful data, considering the expense of the process. However, the NGCC, as a matter of good governance, annually reviews and assesses the Corporation’s current compensation program and makes appropriate adjustments, if any.

6.3.4	Risk Assessment of Executive Compensation Program

The Board, through the NGCC, oversees the implementation of compensation methods that tie a portion of executive compensation to our short-term and long-term performance and that of each executive officer and that take into account the advantages and risks associated with such compensation methods. In addition, the Board oversees the creation of compensation policies that are intended to reward the creation of shareholder value while reflecting a balance between our short-term and long-term performance and that of each executive officer. The NGCC has considered in general terms the concept of risk as it relates to our executive compensation program.

Base salaries are fixed in amount to provide a steady income to the executive officers regardless of share price and thus do not encourage or reward risk-taking to the detriment of other important business, operational, commercial or clinical metrics or milestones. The variable compensation elements (annual bonuses and equity-based awards) are designed to reward each of short-term, mid-term and long-term performance. For short-term performance, a discretionary annual bonus may be awarded based on the timing and level of attainment of specific operational and corporate goals that the NGCC believes to be challenging, yet does not encourage unnecessary or excessive risk-taking. While our bonus payments are generally based on annual performance, a maximum bonus payment is pre-fixed for each senior executive officer and represents only a portion of each individual’s overall total compensation opportunities. In exceptional circumstances, a particular executive officer may be awarded a bonus that exceeds his or her maximum pre-fixed or target bonus amount. Finally, a significant portion of executive compensation is provided in the form of equity-based awards, which is intended to further align the interests of executives with those of shareholders. The NGCC believes that these awards do not encourage unnecessary or excessive risk-taking since the ultimate value of the awards is tied to our share price, and in the case of grants under the long-term incentive compensation plan, are generally subject to mid-term and long-term vesting schedules to help ensure that executives generally have significant value tied to long-term share price performance.

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The NGCC believes that the variable compensation elements (annual bonuses and equity-based awards) represent a percentage of overall compensation that is sufficient to motivate our executive officers to produce superior short-term, mid-term and long-term corporate results, while the fixed compensation element (base salary) is also sufficient to discourage executive officers from taking unnecessary or excessive risks. The NGCC and the Board also generally have the discretion to adjust annual bonuses and equity-based awards based on individual performance and any other factors they may determine to be appropriate in the circumstances. Such factors may include, where necessary or appropriate, the level of risk-taking a particular executive officer may have engaged in during the preceding year.

Based on the foregoing, the NGCC has not identified any specific risks associated with our executive compensation program that are reasonably likely to have a material adverse effect on us. The NGCC believes that our executive compensation program does not encourage or reward any unnecessary or excessive risk-taking behaviour.

Our directors, executive officers and employees are prohibited from purchasing, selling or otherwise trading in derivative securities relating to our Common Shares. Derivative securities are securities whose value varies in relation to the price of our securities. Examples of derivative securities include warrants to purchase our Common Shares, and put or call options written on our Common Shares, as well as individually arranged derivative transactions, such as financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, which are designed to hedge or offset a decrease in market value of our equity securities granted as executive compensation or directors’ remuneration. Options to acquire our Common Shares and other equity-based awards issued pursuant to the Stock Option Plan or Long-Term Incentive Plan are not derivative securities for this purpose.

6.3.5	2021 Compensation

Base Salary. The primary element of our compensation program is base salary. Our view is that a competitive base salary is a necessary element for retaining qualified executive officers. In determining individual base salaries, the NGCC takes into consideration individual circumstances that may include the scope of an executive’s position, the executive’s relevant competencies or experience and retention risk. The NGCC also takes into consideration the fulfillment of our corporate objectives, as well as the individual performance of the executive.

Short-Term, Non-Equity Incentive Compensation. The Board, based on the NGCC’s recommendation, adopted the following performance objectives for 2021:

Goal	Action	Result
Commercialization of Macrilen™ (macimorelin) in Europe and the rest of the world	Successfully execute the Board-approved strategy and implementation plan to pursue commercialization opportunities for macimorelin for the rest of the world.	In progress. The Corporation signed a distribution agreement, in June 2020, with MegaPharm Ltd. for Israel and the Palestinian National Authority, with Consilient Health in December 2020 for the United Kingdom and the European Union, with NK Meditech in December 2021 for South Korea. The Corporation continues to explore opportunities in additional geographies.
Commercialization of Macrilen™ (macimorelin) in United States and Canada	Ensure effective clinical studies are in place to obtain approval of pediatric indication of Macrilen™ (macimorelin).	In progress. In November 2020, the Corporation executed an amendment to the License Agreement with Novo whereby the Corporation will conduct the pivotal Study P02 as sponsor in partnership with a contract research organization. The Pivotal Phase 3 DETECT-Trial (“Study P02”) was initiated in April 2021.

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Goal	Action	Result
Identify and pursue cost-effective pipeline development projects to further growth strategy, including the therapeutic development potential of Macrilen™ (macimorelin)	-	During 2021, we in-licensed six new preclinical programs, four potential therapeutics (NMOSD, Parkinson’s Disease, Hypoparathyroidism and ALS) and two potential vaccines (COVID-19 and Chlamydia Trachomatis). The ALS program aims at therapeutic use of macimorelin.
Improve operations	Manage costs and control expenses to maximize cash conservation.	Ongoing activity in progress.
	Ensure appropriate capitalization of the Corporation.	The Corporation raised approximately $31.0 million with a public financing in February 2021 and approximately $20.1 million through the exercise of warrants.

6.3.6	Long-Term Equity Compensation

For the financial year ended December 31, 2021, the Board approved awards of a total of 580,000 stock options at an exercise price of $0.42 to employees of the Corporation on December 17, 2021 in accordance with the Long-Term Incentive Plan.

Summary of the Stock Option Plan

We established the Stock Option Plan in order to attract and retain directors, officers, employees and suppliers of ongoing services, who will be motivated to work towards ensuring our success. The Board has full and complete authority to interpret the Stock Option Plan, to establish applicable rules and regulations and to make all other determinations it deems necessary or useful for the administration of the Stock Option Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges and quotation systems on which our securities are then traded and with all relevant securities legislation.

There were 141,400 options outstanding under the Stock Option Plan representing approximately 0% of all issued and outstanding Common Shares as of December 31, 2021. The proposed number of Common Shares issuable pursuant to the Long-Term Incentive Plan is fixed at 11.4% of the issued and outstanding Common Shares at any given time less the number of Common Shares issuable pursuant to stock options granted at such time under the Stock Option Plan. See below for a complete description of the Long-Term Incentive Plan. As of December 31, 2021, there were 246,619 Common Shares unallocated and available for future grants of options under the Stock Option Plan; however, the Corporation does not intend on issuing any new stock options under the Stock Option Plan, and instead will issue any future stock options under the Long-Term Incentive Plan.

The burn rate for the Stock Option Plan for the most recently completed fiscal year is set out below:

Stock Option Plan
Year End	Options Granted	Weighted Average Shares Outstanding	Burn Rate(1)
December 31, 2021	0	114,924,497	0%
December 31, 2020	0	41,083,163	0%
December 31, 2019	0	17,494,472	0%

(1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the Stock Option Plan by the weighted average number of securities outstanding for the applicable fiscal year.

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Under the Stock Option Plan, (i) the number of securities issuable to insiders, at any time, or issued within any one-year period, under all of our security-based compensation arrangements, cannot exceed 10% of our issued and outstanding securities and (ii) no single person eligible to receive grants under the Stock Option Plan (each a “Participant”) may hold options to purchase, from time to time, more than 5% of our issued and outstanding Common Shares. In addition: (i) the aggregate fair value of options granted under all of our security-based compensation arrangements to any one of our Outside Directors entitled to receive a benefit under the Stock Option Plan, within any one-year period, cannot exceed $100,000 valued on a Black-Scholes basis and as determined by the NGCC; and (ii) the aggregate number of securities issuable to all of our Outside Directors entitled to receive a benefit under the Stock Option Plan, within any one-year period, under all of our security-based compensation arrangements, cannot exceed 1% of its issued and outstanding securities.

Options granted under the Stock Option Plan may be exercised at any time within a maximum period of seven or ten years following the date of their grant (the “Outside Expiry Date”), depending on the date of grant. The Board or the NGCC, as the case may be, designates, at its discretion, the specific Participants to whom stock options are granted under the Stock Option Plan and determines the number of Common Shares covered by each of such option grants, the grant date, the exercise price of each option, the Outside Expiry Date and any other matter relating thereto, in each case in accordance with the applicable rules and regulations of the regulatory authorities. The price at which the Common Shares may be purchased may not be lower than the greater of the closing prices of the Common Shares on the Nasdaq on the last trading day preceding the date of grant of the option. Options granted under the Stock Option Plan shall vest in equal tranches over a three-year period (one-third each year, starting on the first anniversary of the grant date) or as otherwise determined by the Board or the NGCC, as the case may be. Participants may not assign their options (nor any interest therein) other than by will or in accordance with the applicable laws of estates and succession.

Unless the Board or the NGCC decides otherwise, Participants cease to be entitled to exercise their options under the Stock Option Plan: (i) immediately, in the event a Participant who is an officer or employee resigns or voluntarily leaves his or her employment or his or her employment is terminated with cause and, in the case of a Participant who is a non-employee director of us or one of our subsidiaries, the date on which such Participant ceases to be a member of the relevant Board; (ii) six months following the date on which employment is terminated as a result of the death of a Participant who is an officer or employee and, in the case of a Participant who is an Outside Director, six months following the date on which such Participant ceases to be a member of the Board by reason of death; (iii) 90 days following the date on which a Participant’s employment is terminated for a reason other than those mentioned in (i) or (ii) above including, without limitation, upon the disability, long-term illness, retirement or early retirement of the Participant; and (iv) where the Participant is a service supplier, 30 days following the date on which such Participant ceases to act as such, for any cause or reason (each, an “Early Expiry Date”).

The Stock Option Plan also provides that, if the expiry date of one or more options (whether an Early Expiry Date or an Outside Expiry Date) occurs during a “blackout period” or within the seven business days immediately after a blackout period imposed by us, the expiry date will be automatically extended to the date that is seven business days after the last day of the blackout period. For the purposes of the foregoing, “blackout period” means the period during which trading in our securities is restricted in accordance with our corporate policies.

If (i) we accept an offer to amalgamate, merge or consolidate with any other entity (other than one of our wholly-owned subsidiaries) or to sell or license all or substantially all of our assets to any other entity (other than one of our wholly-owned subsidiaries); (ii) we sign a support agreement in customary form pursuant to which the Board agrees to support a takeover bid and recommends that our shareholders tender their Common Shares to such takeover bid; or (iii) holders of more than 50% of our then outstanding Common Shares tender all of their Common Shares to a takeover bid made to all of the holders of the Common Shares to purchase all of the then issued and outstanding Common Shares, then, in each case, all of the outstanding options shall, without any further action required to be taken by us, immediately vest. Each Participant shall thereafter be entitled to exercise all of such options at any time up to and including, but not after the close of business on that date which is ten days following the Closing Date (as defined below). Upon the expiration of such ten-day period, all rights of the Participant to such options or to the exercise of same (to the extent not already exercised) shall automatically terminate and have no further force or effect whatsoever. “Closing Date” is defined to mean (x) the closing date of the amalgamation, merger, consolidation, sale or license transaction in the case of clause (i) above; (y) the first expiry date of the takeover bid on which each of the offeror’s conditions are either satisfied or waived in the case of clause (ii) above; or (z) the date on which it is publicly announced that holders of greater than 50% of our then outstanding Common Shares have tendered their Common Shares to a takeover bid in the case of clause (iii) above.

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The Stock Option Plan provides that the following amendments may be made to the plan only upon approval of each of the Board and our shareholders as well as receipt of all required regulatory approvals:

●	any amendment to Section 3.2 of the Stock Option Plan (which sets forth the limit on the number of options that may be granted to insiders) that would have the effect of permitting, without having to obtain shareholder approval on a “disinterested vote” at a duly convened shareholders’ meeting, the grant of any option(s) under the Stock Option Plan otherwise prohibited by Section 3.2;

●	any amendment to the number of securities issuable under the Stock Option Plan (except for certain permitted adjustments, such as in the case of stock splits, consolidations or reclassifications);

●	any amendment that would permit any option granted under the Stock Option Plan to be transferable or assignable other than by will or in accordance with the applicable laws of estates and succession;

●	the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the Stock Option Plan reserve;

●	the addition of a deferred or restricted share unit component or any other provision that results in employees receiving securities while no cash consideration is received by us;

●	with respect to any Participant, whether or not such Participant is an “insider” and except in respect of certain permitted adjustments, such as in the case of stock splits, consolidations or reclassifications:

●	any reduction in the exercise price of any option after the option has been granted, or

●	any cancellation of an option and the re-grant of that option under different terms, or

●	any extension to the term of an option beyond its Outside Expiry Date to a Participant who is an “insider” (except for extensions made in the context of a “blackout period”);

●	any amendment to the method of determining the exercise price of an option granted pursuant to the Stock Option Plan;

●	the addition of any form of financial assistance or any amendment to a financial assistance provision which is more favourable to employees; and

●	any amendment to the foregoing amending provisions requiring Board, shareholder and regulatory approvals.

The Stock Option Plan further provides that the following amendments may be made to the Stock Option Plan upon approval of the Board and upon receipt of all required regulatory approvals, but without shareholder approval:

●	amendments of a “housekeeping” or clerical nature or to clarify the provisions of the Stock Option Plan;

●	amendments regarding any vesting period of an option;

●	amendments regarding the extension of an option beyond an Early Expiry Date in respect of any Participant, or the extension of an option beyond the Outside Expiry Date in respect of any Participant who is a “non-insider”;

●	adjustments to the number of issuable Common Shares underlying, or the exercise price of, outstanding options resulting from a split or a consolidation of the Common Shares, a reclassification, the payment of a stock dividend, the payment of a special cash or non-cash distribution to our shareholders on a pro rata basis provided such distribution is approved by our shareholders in accordance with applicable law, a recapitalization, a reorganization or any other event which necessitates an equitable adjustment to the outstanding options in proportion with corresponding adjustments made to all outstanding Common Shares;

●	discontinuing or terminating the Stock Option Plan; and

●	any other amendment which does not require shareholder approval under the terms of the Stock Option Plan.

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Summary of the Long-Term Incentive Plan

The purpose of the Long-Term Incentive Plan is to (i) promote our long-term financial interests and growth by attracting and retaining management and other personnel and key service providers with the training, experience and ability to enable them to make a substantial contribution to the success of our business; (ii) motivate management personnel by means of growth-related incentives to achieve long-range goals; and (iii) further the alignment of interests of participants with those of our shareholders through opportunities for increased share ownership in the Corporation.

The NGCC is the administrator of the Long-Term Incentive Plan (the “Administrator”). At any time, the Board may serve as the Administrator of the Long-Term Incentive Plan, in lieu of, or in addition, to the NGCC. Except as provided otherwise under the Long-Term Incentive Plan, the Administrator has plenary authority to grant awards pursuant to the terms of the Long-Term Incentive Plan to eligible individuals, determine the types of awards and the number of shares to be covered by the awards, establish the terms and conditions for awards, including the exercise price and term of awards, and take all other actions necessary or desirable to carry out the purpose and intent of the Long-Term Incentive Plan.

Participation in the Long-Term Incentive Plan is generally open to all officers, employees and other individuals, including Outside Directors. However, any individual whose services to the Corporation or any of its subsidiaries are limited to capital-raising transactions, or the promotion and maintenance of a market for the Corporation securities, are ineligible to participate in the Long-Term Incentive Plan. Prospective officers, employees and other service providers who have accepted offers to provide services to the Corporation may also participate in the Long-Term Incentive Plan.

The Long-Term Incentive Plan enables the grant of stock options, stock appreciation rights (“SARs”), stock awards, stock unit awards, performance shares, cash-based performance units and other stock-based awards, each of which may be granted separately or in tandem with other awards.

The maximum number of Common Shares issuable under the Long-Term Incentive Plan is fixed at 11.4% of the issued and outstanding Common Shares at any given time, less the number of Common Shares issuable pursuant to stock options granted at such time under the Stock Option Plan. There were 1,367,968 awards outstanding under the Long-Term Incentive Plan representing approximately 1.1% of all issued and outstanding Common Shares as of December 31, 2021. As of December 31, 2021, there were 12,329,890 Common Shares unallocated and available for future grants of awards that are settled in Common Shares under the Long-Term Incentive Plan. See above for a complete description of the Stock Option Plan.

The burn rate for the Long-Term Incentive Plan for the most recently completed fiscal year is set out below:

Long-Term Incentive Plan
Year End	Awards Granted	Weighted Average Shares Outstanding	Burn Rate(1)
December 31, 2021	860,000	114,924,497	0.7%
December 31, 2020	300,000	41,083,163	0.7%
December 31, 2019	335,000	17,494,472	1.9%

(1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the Long-Term Incentive Plan by the weighted average number of securities outstanding for the applicable fiscal year.

The number of securities issuable to insiders, at any time, or issued within any one-year period, under all of our security-based compensation arrangements, cannot exceed 10% of our issued and outstanding securities and no single participant may hold options to purchase, from time to time, more than 5% of our issued and outstanding Common Shares.

The aggregate fair value of options granted under all of our security-based compensation arrangements to any one of our Outside Directors entitled to receive a benefit under the Long-Term Incentive Plan, within any one-year period, cannot exceed $100,000 valued on a Black-Scholes basis and as determined by the NGCC; and the aggregate number of securities issuable to all of our Outside Directors entitled to receive a benefit under the Long-Term Incentive Plan, within any one-year period, under all of our security-based compensation arrangements, cannot exceed 1% of its issued and outstanding securities.

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Except as provided below or within an award agreement, each award granted under the Long-Term Incentive Plan (other than a performance unit that cannot be paid in shares) will be subject to a minimum vesting period or minimum restriction period as follows: (i) each stock option or SAR will be subject to a minimum vesting period of 12 months from the date of grant, (ii) each award of stock, stock units, performance shares, performance units payable in shares and other stock- based awards (“Full Value Awards”) granted to non-employee directors will be subject to a minimum restriction period of 12 months from the date of grant, and (iii) each Full Value Award granted to a participant other than a non-employee director will be subject to a minimum restriction period of 12 months from the date of grant if vesting of or lapse of restrictions on such award is based on the satisfaction of performance goals and a minimum restriction period of 36 months from the date of grant, applied in either pro rata instalments or a single instalment, if vesting of or lapse of restrictions on such award is based solely on the participant’s satisfaction of specified service requirements with us (provided that no such Full Value Awards will vest or have its restrictions lapse during the first 12 months following the date of grant). If the grant of a performance award is conditioned on satisfaction of performance goals, the performance period must not be less than 12 months’ duration, but no additional minimum restriction period need apply to such award. The minimum vesting period or minimum restriction period will not apply in the case of death or disability of a participant or in the event of a change in control. Awards that result in the issuance of an aggregate of up to 5% of the share pool under the Long-Term Incentive Plan may be granted without regard to such minimum vesting period or minimum restriction period.

A SAR is the right to receive a payment equal to the excess of the Fair Market Value (as defined below) of a specified number of shares on the date the SAR is exercised over the base price per share specified in the award agreement. The base price for each SAR cannot be less than 100% of the Fair Market Value of Common Shares on the grant date and the term of a SAR cannot be more than 10 years from the grant date, unless required otherwise by applicable law. At the discretion of the Administrator, the payment upon a SAR exercise may be in cash, shares or a combination of the two. The “Fair Market Value” means the official closing price per Common Share for the regular market session on the day of determination.

Awards granted under the Long-Term Incentive Plan shall not be subject in any manner to alienation, anticipation, sale, transfer, assignment, pledge, or encumbrance, except as otherwise determined by the Administrator; provided, however, that this restriction shall not apply to the Common Shares received in connection with an award after the date that the restrictions on transferability of such shares set forth in the applicable award agreement have lapsed.

Except as provided in the applicable award agreement or otherwise determined by the Administrator, and subject to the minimum vesting period or minimum restriction period described above, upon termination of service (as defined in the Long-Term Incentive Plan):

●	Stock options or stock appreciation rights shall be forfeited, to the extent stock options or stock appreciation rights are not vested and exercisable;

●	During the applicable restriction period, restricted stock and any accrued but unpaid dividends that are at that time subject to restrictions shall be forfeited; and

●	During the applicable deferral period or portion thereof to which forfeiture conditions apply, or upon failure to satisfy any other conditions precedent to the delivery of Common Shares or cash to which RSUs, performance shares or performance units relate, all performance shares, performance units and RSUs and any other accrued but unpaid dividend equivalents with respect to such RSUs that are then subject to deferral or restriction shall be forfeited.

In the event of a change in control (as defined in the Long-Term Incentive Plan) of the Corporation, outstanding awards will terminate upon the effective time of the change in control unless provision is made for the continuation, assumption or substitution of awards by the surviving or successor entity or its parent. Unless an award agreement says otherwise, the following will occur with respect to awards that terminate in connection with a change in control of the Corporation:

●	stock options and SARs, whether vested or unvested, will become fully exercisable and holders of these awards will be permitted immediately before the change in control to exercise them;

●	restricted stock and RSUs with time-based vesting (i.e., not subject to achievement of performance goals) will become fully vested immediately before the change in control, and RSUs will be settled as promptly as is practicable in accordance with applicable law; and

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●	restricted stock, RSUs, performance shares, and performance units that vest based on the achievement of performance goals will become fully vested and earned based on the target performance level as to the performance goals, such that 100% of the target award is earned as of the date of the change of control; and the RSUs and performance units will be settled as promptly as is practicable in accordance with applicable law. The Long-Term Incentive Plan will terminate on the earlier of (i) the earliest date as of which all awards granted under the Long-Term Incentive Plan have been satisfied in full or terminated and no shares approved for issuance under the Long-Term Incentive Plan remain available to be granted under new awards, or (ii) the tenth anniversary of date the Long-Term Incentive Plan, as amended and restated, is approved by our shareholders.

The Administrator may amend, alter or discontinue the Long-Term Incentive Plan, but no amendment, alteration or discontinuation will be made that would materially impair the rights of a participant with respect to a previously granted award without his or her consent, except such an amendment made to comply with applicable law or rule of any securities exchange or market on which our Common Shares are listed or admitted for trading or to prevent adverse tax or accounting consequences to the Corporation or the participant. In no event, however, will an amendment be made without the approval of our shareholders to the extent such amendment would (i) materially increase the benefits accruing to participants under the Long-Term Incentive Plan, (ii) increase the number of shares that may be issued under the Long-Term Incentive Plan or to a participant, (iii) materially expand the eligibility for participation in the Long-Term Incentive Plan, (iv) eliminate or modify the prohibition on repricing of stock options and SARs, (v) lengthen the maximum term or lower the minimum exercise price or base price permitted for stock options and SARs, (vi) modify the prohibition on the issuance of reload or replenishment options, (vii) amend the amendment provisions in the Long-Term Incentive Plan, or (viii) amend the Long-Term Incentive Plan to remove or exceed the 10% insider participation limit.

Outstanding Option-Based Awards and Share-Based Awards

The following table shows all awards outstanding to our Named Executive Officers as of December 31, 2021:

	Option-based Awards					Share-based Awards
Name	Issuance Date (mm/dd/yyyy)	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price ($)	Option Expiration Date (mm/dd/yyyy)	Value of Unexercised In-the- money Options(2) ($)	Issuance Date	Number of Shares or Units of shares that have not vested (#)	Market or Payout Value of Share- based Awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Paulini, Klaus	12/06/2016	2,500	3.45	12/06/2023	—	—	—	—	—
	08/15/2019	25,000	2.15	08/15/2026	—	—	—	—	—
	11/11/2019	35,000	1.05	11/11/2026	—	—	—	—	—
	12/14/2020	35,000	0.366	12/14/2027	—	—	—	—	—
	12/17/2021	100,000	0.42	12/17/2028	—	—	—	—	—
Auld, Leslie	—	—	—	—	—	—	—	—	—
Gerlach, Matthias	12/21/2015	5,000	4.58	12/21/2022	—	—	—	—	—
	12/06/2016	15,000	3.45	12/06/2023	—	—	—	—	—
	12/04/2019	20,000	0.87	12/04/2026	—	—	—	—	—
	12/14/2020	25,000	0.366	12/14/2027	—	—	—	—	—
	12/17/2021	50,000	0.42	12/17/2028	—	—	—	—	—
Guenther, Eckhard	12/21/2015	5,000	4.58	12/21/2022	—	—	—	—	—
	11/08/2016	398	3.50	11/08/2023	—	—	—	—	—
	12/06/2016	10,000	3.45	12/06/2023	—	—	—	—	—
	12/04/2019	25,000	0.87	12/04/2026	—	—	—	—	—
	12/14/2020	25,000	0.366	12/14/2027	—	—	—	—	—
	12/17/2021	50,000	0.42	12/17/2027	—	—	—	—	—
Ammer, Nicola	12/06/2016	10,000	3.45	12/06/2023	—	—	—	—	—
	12/04/2019	25,000	0.87	12/04/2026	—	—	—	—	—
	12/14/2020	25,000	0.366	12/14/2027	—	—	—	—	—
	12/17/2021	50,000	0.42	12/17/2027	—	—	—	—	—

(1)	The number of securities underlying unexercised options represents all awards outstanding at December 31, 2021.
(2)	“Value of unexercised in-the-money options” at financial year-end is calculated based on the difference between the closing price of the Common Shares on the Nasdaq on the last trading day of the fiscal year (December 31, 2021) of $0.36 and the exercise price of the options, multiplied by the number of unexercised options.

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There were no share-based awards outstanding to our Named Executive Officers either at December 31, 2021 or at the date of this Circular.

6.4	Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each Named Executive Officer for the financial year ended December 31, 2021:

Name	Option-based awards —Value vested during the year(1) ($)	Share-based awards —Value vested during the year ($)	Non-equity incentive plan compensation — Value earned during the year(2) ($)
Paulini, Klaus	—	—	162,530
Auld, Leslie	—	—	—
Gerlach, Matthias	—	—	55,319
Guenther, Eckhard	—	—	67,021
Ammer, Nicola	—	—	53,191

(1)	Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the Nasdaq and the exercise price on such vesting date. If closing price of the Common Shares on the Nasdaq on the vesting date was lower than the exercise price, then $nil was considered realized.
(2)	During 2021, each of Dr. Paulini, Dr. Gerlach, Dr. Guenther and Dr. Ammer were paid bonuses granted in 2020 for activities related to 2020 and will be paid in 2022 bonuses granted in 2021 for activities related to 2021.

6.5	Summary Compensation Table

The Summary Compensation Table set forth below shows compensation information for each of the Named Executive Officers for services rendered in all capacities during each of the financial years ended December 31, 2021, 2020 and 2019. All amounts in the table below are in U.S. dollars. Ms. Auld’s cash payments were made in Canadian dollars. All cash amounts paid to Dr. Paulini, Dr. Guenther, Dr. Gerlach and Dr. Ammer were made in Euros.

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SUMMARY COMPENSATION TABLE

					Non-equity incentive plan compensation(1)
Name and principal position	Years	Salary ($)	Share based awards ($)	Option based awards ($)	Annual incentive plan ($)	Long- Term Incentive Plans ($)	Pension Value ($)(2)	All other compensation ($)	Total compensation ($)
Paulini, Klaus(3) President and Chief Executive Officer; Managing Director AEZS Germany	2021	374,496	—	35,298	162,530	—	213,700	—	786,024
	2020	306,086	—	9,503	183,580	—	292,983	—	792,152
	2019	197,282	—	66,781	22,400	—	191,572	—	478,035
Auld, Leslie Senior Vice President, Chief Financial Officer	2021	163,038	—	—	—	—	—	—	163,038
	2020	166,834	—	—	—	—	—	—	166,834
	2019	194,060	—	—	—	—	—	—	194,060
Guenther, Eckhard Senior Vice President Business Development and Alliance Management; Managing Director AEZS Germany	2021	238,737	—	17,649	67,021	—	5,019	—	328,426
	2020	218,966	—	6,788	85,460	—	97,937	—	409,151
	2019	169,438	—	14,792	12,443	—	124,866	—	321,539
Gerlach, Matthias Senior Vice President Manufacturing and Supply Chain	2021	203,276	—	17,649	55,319	—	16,314	—	292,558
	2020	185,379	—	6,788	70,810	—	14,827	—	277,803
	2019	159,862	—	11,834	22,400	—	11,368	—	205,464
Ammer, Nicola Chief Medical Officer and Senior Vice President Clinical Development	2021	182,787	—	17,649	53,191	—	2,400	—	256,027
	2020	154,512	—	6,788	64,880	—	2,266	—	228,446
	2019	139,802	—	14,792	20,608	—	2,164	—	177,366

(1)	Non-equity incentive plan compensation includes cash bonuses. During 2021, each of Dr. Paulini, Dr. Gerlach, Dr. Guenther and Dr. Ammer were paid for bonuses granted in 2020 for activities related to 2020 and will be paid in 2022 bonuses granted in 2021 for activities related to 2021.
(2)	Dr. Paulini and Dr. Guenther participate in the DUPK (as defined below), a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. that was introduced for employees who began their employment with AEZS Germany (or its predecessors) prior to December 31, 1999. The DUPK includes indirect obligations through a funded multi-employer contribution plan as well as direct unfunded defined benefit plans obligations. Dr. Gerlach participates in RUK 1 (as defined below), a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. Dr. Ammer participates in RUK 2 (as defined below), a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V.
(3)	Dr. Paulini did not receive any compensation in his role as a managing director of AEZS Germany or as an executive director.

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The value of option-based awards set out in the table above represents the closing price of the Common Shares on the Nasdaq on the last trading day preceding the date of grant multiplied by the Black-Scholes factor as at such date and the number of stock options granted on such date. For 2021, the Black-Scholes valuation model values the options based on the following assumptions: a 5.71-year expected life, 115.80% expected volatility, risk-free annual interest rate of 1.23% per annum and an expected dividend yield of 0%. See the consolidated financial statements for the Corporation for the years ended December 31, 2019, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 for the assumptions applied to the Black-Scholes option pricing model in previous years. The Corporation used the Black-Scholes valuation model as it most accurately captured the fair value of such options. The following table sets forth the value of the option-based awards and the corresponding Black-Scholes factor:

Date of Grant	Value of Grant	Black-Scholes Factor
November 9, 2016	$3.50	80.35%
December 6, 2016	$3.45	80.57%
December 16, 2016	$3.80	80.68%
August 15, 2017	$2.05	78.86%
April 2, 2018	$1.46	77.57%
June 22, 2018	$2.11	80.86%
August 15, 2019	$2.15	79.22%
November 11, 2019	$1.05	67.13%
December 4, 2019	$0.87	68.01%
December 14, 2020	$0.366	74.19%
December 17, 2021	$0.42	83.94%

6.6	Compensation of the Chief Executive Officer

The compensation of our President and Chief Executive Officer is governed by our executive compensation policy described in Section 6.9 of this Circular, “Summary”, and the President and Chief Executive Officer participates, together with the other Named Executive Officers, in all our incentive plans.

Dr. Paulini’s total earnings during the financial year ended December 31, 2021 was $786,023, including an incentive bonus in the amount of $162,530.

For the financial year ended December 31, 2021, the Board approved an award of 100,000 stock options at an exercise price of $0.42 to Dr. Paulini on December 17, 2021 in accordance with the Long-Term Incentive Plan.

See “Long-Term Equity Compensation Plan – Summary of the Stock Option Plan”, for a complete description of the Stock Option Plan. See “Long-Term Equity Compensation Plan – Summary of the Long-Term Incentive Plan”, for a complete description of the Long-Term Incentive Plan.

6.7	Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth, as at December 31, 2021, the information with respect to all of our compensation plans pursuant to which our equity securities are authorized for issuance:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights ($)	(c) Number of securities remaining available for further issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	1,509,368	0.88	11,844,302
Equity compensation plans not approved by security holders	-	-	-
Total:	1,509,368	0.88	11,844,302

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See Section 6.3.6 of this Circular, “Long-Term Equity Compensation – Summary of the Stock Option Plan”, for a complete description of the Stock Option Plan and see Section 6.3.6 of this Circular, “Long-Term Equity Compensation – Summary of the Long-Term Incentive Plan”, for a complete description of the Long-Term Incentive Plan.

6.8	Performance Graph

On December 31, 2021, the closing price of a Common Share on the Nasdaq was $0.36. The following graph shows the cumulative return of a $100 investment in the Common Shares made on December 31, 2016 on the Nasdaq, compared with the total return of the Nasdaq Capital Market Composite Index and the Nasdaq Biotechnology Index for each financial year shown on this graph.

	12/31/2016	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021
Aeterna Zentaris (Nasdaq)	$100.00	$65.56	$81.67	$25.28	$11.94	$10.00
Nasdaq Capital Market Composite Index (^RCMP)	$100.00	$116.80	$98.54	$116.57	$174.51	$158.34
Nasdaq Biotechnology Index (^NBI)	$100.00	$121.06	$109.77	$136.56	$171.64	$170.55

Our executive compensation is reviewed annually and approved by the Board upon the recommendation of the NGCC. The NGCC considers several factors in connection with its determination of appropriate levels of executive compensation, including, but not limited to, the demand for and supply of skilled professionals in the life sciences and biopharmaceutical sectors generally, an executive’s individual performance, our performance (which is not necessarily tied exclusively to the trading price of our Common Shares) and other factors discussed under Section 6.3 of this Circular, “Compensation Discussion & Analysis” above. In addition, during the five-year period ended December 31, 2021, we were a pre-profit biopharmaceutical company, and thus the market price of our publicly traded equity securities may not fully reflect the long-term value of our underlying assets.

The trading price of our Common Shares is subject to fluctuation based on several factors, many of which are beyond our control and some of which are disclosed and discussed in our annual information form, management’s discussion and analysis, Form 20-F and other documents that we file from time to time with securities regulatory authorities and which are available on our profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

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The performance graph set forth above shows that holders of our Common Shares have lost a significant portion of the value of their investment since year-end 2016. During the period covered by the performance graph, we replaced our senior management team and began to implement our strategy of transforming our business from being totally focused on drug discovery and development to being a specialty biotechnology company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. We experienced several significant setbacks in our drug development efforts in the covered time period. In 2021, we modified our business focus as follows: to investigate further therapeutic uses of macimorelin, expand pipeline development activities, to further expand the commercialization of macimorelin in available territories and to co-fund with NNBL of the pediatric clinical trial, Study P02, in the E.U. and U.S. for macimorelin if such trial costs exceed €9 million. By December 31, 2021, the Corporation had in-licensed six new pre-clinical development programs, four potential therapeutics (NMOSD, Parkinson’s Disease, Hypoparathyroidism and ALS) and two potential vaccines (COVID-19 and Chlamydia Trachomatis), entered into license and supply agreements with NK Meditech Ltd, effective November 30, 2021 and initiated its pivotal Study P02 in April 2021.

Therefore, the trend in the performance graph of our Common Shares on the Nasdaq does not correlate to the changes in compensation paid to our Named Executive Officers during the five-year period ended December 31, 2021.

6.9	Summary

In accordance with our executive compensation policy, a significant portion of the compensation of our executive officers is based upon an equitable balance between company performance and performance consistent with position responsibilities. During this period of transformation, while we implement our strategy of becoming a commercially operating specialty biopharmaceutical company, the NGCC’s rationale for executive compensation is to encourage and reward performance that positions us for both short-term and long-term success, while protecting and building shareholder value. The NGCC reviews the compensation programs of the executive officers annually in order to ensure their competitiveness and compliance with our objectives, values and strategies.

If the circumstances so require, the NGCC may recommend employment conditions that are different from the policies in effect as well as our execution of non-standard employment contracts.

By the Nominating, Governance and Compensation Committee:

Carolyn Egbert, Chair

Peter G. Edwards

Gilles Gagnon

SECTION 7 – PENSION PLAN BENEFITS

Each Named Executive Officer who is employed with AEZS Germany participates in one or more of the defined benefit and multi-employer defined contribution pension plans as identified and described below.

7.1	Degussa Pensionskasse (“DUPK”)

Dr. Paulini and Dr. Guenther participate in the DUPK, a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. that was introduced for employees who began their employment with AEZS Germany (or its predecessors) prior to December 31, 1999. The DUPK includes indirect obligations through a funded multi-employer contribution plan as well as direct unfunded defined benefit plans obligations.

Under the funded multi-employer contribution portion of the DUPK, the contributions by AEZS Germany and the employee are calculated based on the employee’s total salary during the prior year. The employee contributes 2% of his or her monthly average salary and AEZS Germany contributes an amount of 1.784 times the employee’s contribution. The contributions are limited to the social security contribution assessment ceiling. In 2021, the social security contribution assessment ceiling is €7,100 per month. Accordingly, the employee will contribute at most €142.00 monthly and AEZS Germany will contribute at most €253.33 monthly.

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Under the unfunded defined benefit portion of the DUPK, the employee earns additional claims for future pension payments for the part of the employee’s salary that exceeds the social security contribution assessment ceiling (“Supplementary Pensions”) that are unfunded and are presented as a pensions benefit obligation on the balance sheet of the Corporation. The Supplementary Pensions amount to 1.25% annually of a fictional salary peak, which is a percentage of the social security contribution assessment ceiling. Further, the employee is entitled to annual Christmas benefits (“Christmas Benefits”), which amount to 1.4% of the last pensionable monthly income for each year of service, limited by the social security contribution assessment ceiling. The employee’s contribution and AEZS Germany’s contribution are transferred monthly to the pension fund, and AEZS Germany’s contribution is calculated with the salary payments and treated as provision for pension payment. We are liable to the employees for the pension benefits that have been promised if the private pension provider does not, or cannot, pay the promised pension payments. Employees will receive a pension payment based on the contributions that were made during their employment, and will also receive the Supplementary Pensions and Christmas Benefits, after they have reached the statutory retirement age, independent of whether they work with AEZS Germany until such age. All direct pension obligations as well as pension obligations from deferred compensation are included and have been included in the pensions benefit obligation of the Corporation.

7.2	Rückgedeckte Unterstützungskasse 1 (“RUK 1”)

Dr. Gerlach participates in RUK 1, a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. Under RUK 1, AEZS Germany contributes 2.4% of Dr. Gerlach’s monthly gross salary and Dr. Gerlach contributes 2% of his monthly gross salary. The contributions are limited to the social security contribution assessment ceiling. However, AEZS Germany provides an additional contribution of 18% of his monthly gross salary for the part of his salary that exceeds the social security contribution assessment ceiling. In 2021, the social security contribution assessment ceiling is €7,100 per month. Accordingly, AEZS Germany will contribute at most €1,232.4 (which includes the additional contribution of 18%) monthly and Dr. Gerlach will contribute at most €142.00 monthly. Both contributions are calculated with the monthly salary accounting and transferred to the relief fund monthly. We are liable to Dr. Gerlach for the pension benefits that have been promised if the private pension provider does not, or cannot, pay the promised pension payments. Dr. Gerlach will receive a pension payment based on the contributions that were made during his employment after he has reached the statutory retirement age, independent of whether he works with AEZS Germany until such age.

7.3	Rückgedeckte Unterstützungskasse 2 (“RUK 2”)

Dr. Ammer participates in RUK 2, a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. Under RUK 2, AEZS Germany contributes 2.4% of Dr. Ammer’s monthly gross salary and Dr. Ammer contributes 3% of her monthly gross salary. The contributions are limited to the social security contribution assessment ceiling. In 2021, the social security contribution assessment ceiling is €7,100 per month. Accordingly, AEZS Germany will contribute at most €170.40 monthly and Dr. Ammer will contribute at most €213.00.00 monthly. Both contributions are calculated with the monthly salary accounting and transferred to the relief fund monthly. We are liable to Dr. Ammer for the pension benefits that have been promised if the private pension provider does not, or cannot, pay the promised pension payments. Dr. Ammer will receive a pension payment based on the contributions that were made during her employment after she has reached the statutory retirement age, independent of whether she works with AEZS Germany until such age.

The table below includes the following information about each Named Executive Officer participating in the DUPK, the Corporation’s only benefit plan with a defined benefit component:

●	years of credited service as at December 31, 2021;
●	estimated annual benefit accrued, or earned, for service to December 31, 2021 and to the normal retirement age of 65; and
●	a reconciliation of the accrued obligation from December 31, 2020 to December 31, 2021.

	Number of years credited	Annual benefits payable ($)(2)		Opening present value of defined benefit		Non-	Closing present value of defined benefit
Name	service (#)(1)	At year end	At age 65	obligation ($)(3)	Compensatory change ($)(4)	compensatory change ($)	obligation ($)(5)
Paulini, Klaus	24	34,085	104,447	855,633	210,131	31,548	1,097,312
Guenther, Eckhard	31	54,219	54,219	899,891	1,450	33,180	934,521

(1)	The number of years of credited service as at December 31, 2021 corresponds to the actual years of service with AEZS Germany.

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(2)	For each Named Executive Officer, the amount of annual benefits payable at December 31, 2021 is the pension the Named Executive Officer would be entitled to starting at age 65 based on termination of employment at December 31, 2021. For each Named Executive Officer, the annual benefits payable at age 65 is the annual benefits payable at December 31, 2021 increased to reflect estimated credited service at age 65.
(3)	The present value is the estimated value of the pension obligation to the date indicated using the actuarial assumptions and methods that are consistent with those used in determining pension liabilities as disclosed in the Corporation’s consolidated financial statements.
(4)	Compensatory change represents the change in the pension liability between December 31, 2020 and 2021 for each Named Executive Officer.
(5)	The calculations of reported amounts use the same actuarial assumptions and methods that are used for calculating accrued benefit obligations and annual expenses, as disclosed in the Corporation’s 2021 and 2020 consolidated financial statements in Note 18, and as prescribed by International Financial Reporting Standards. The methods and assumptions used to determine estimated amounts will not be identical to the methods and assumptions used by other issuers so, as a result, the figures may not be directly comparable across issuers. All amounts shown above are based on assumptions and represent contractual entitlements that may change over time.

The table below includes amounts from AEZS Germany’s defined-contribution plans. Any difference between (i) the sum of the “accumulated value at start of year” column plus the “compensatory” column and (ii) the “accumulated value at end of year” column is attributable to the employee’s contributions to the pension plan during the year ended December 31, 2021, as well as changes in the foreign exchange rate, each employee’s contributions being made in Euros.

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)
Paulini, Klaus	96,086	3,569	105,229
Gerlach, Matthias	212,972	16,314	239,090
Guenther, Eckhard	116,059	3,569	125,895
Ammer, Nicola	25,784	5,400	32,128

SECTION 8 – EMPLOYMENT, CHANGE OF CONTROL AND CONSULTING AGREEMENTS

8.1 – Employment, Change of Control and Consulting Agreements

We had, or one of our subsidiaries had, entered into an employment agreement and, in some cases, a change of control agreement, with each of our Named Executive Officers. The applicable terms of the agreements that provide for payments to our Named Executive Officers upon termination, resignation, retirement, change of control of the Corporation or change in the Named Executive Officer’s responsibilities are described below.

8.1.1	Klaus Paulini

We entered into an employment agreement with Dr. Klaus Paulini, effective as of October 4, 2019 (the “Employment Agreement”) for his position as Chief Executive Officer of the Corporation. The Corporation, through AEZS Germany, also entered into a service agreement with Dr. Klaus Paulini effective as of July 26, 2019 (the “Services Agreement”) for his position as Managing Director of AEZS Germany. The Employment Agreement provides that we will pay Dr. Paulini (the “Executive”) an initial base salary of €260,000 per annum, which includes payment for his service as Managing Director of AEZS Germany. Additionally, pursuant to the Employment Agreement, we provided the Executive with an initial grant of 35,000 stock options in November 2019. Under the terms of the Services Agreement, the Executive may receive subsequent grants of stock options at the discretion of the Board of Directors or the NGCC, an annual bonus subject to the determination and approval of the NGCC and participation in an employer-sponsored pension scheme.

If there is a termination of the Executive’s employment by us on a “without cause” basis, then the Executive will be entitled to receive a severance payment in the amount equal to €300,000.

The Employment Agreement contains customary confidentiality, intellectual property and non-disparagement covenants.

For the purposes of the Employment Agreement, termination of employment “without cause” includes (but is not limited to) (i) if the Executive commits any fraud, theft, embezzlement or other criminal act of a similar nature, and (ii) if the Executive has committed serious misconduct or willful negligence in the performance of his duties.

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8.1.2	Leslie Auld

We entered into a consulting agreement with Leslie Auld, Senior Vice President, Chief Financial Officer, effective as of September 24, 2018 (the “Consulting Agreement”). The Consulting Agreement provides that Ms. Auld (the “Consultant”) will perform specified services for us for up to 120 hours per month. The Consultant will be paid CAN$150 per hour (plus HST) (the “base fees”) for these services. Additionally, the Consultant will be paid for up to eight (8) hours of travel time per round trip, at a rate of CAN$150 per hour.

The Consulting Agreement may be terminated by either party for convenience, upon thirty (30) days written notice. The Consulting Agreement may also be terminated by us upon the material breach or default of any provision of the Consulting Agreement by the Consultant, immediately upon the Consultant’s death or upon the parties’ mutual agreement. In the event of termination, the Consultant will be entitled to receive any outstanding base fees and reimbursement for incurred expenses to the effective date of termination.

The Consulting Agreement provides the Consultant indemnifies us from and against any and all claims, costs, liabilities, damages, charges and expenses arising out of the Consulting Agreement or the services, including in respect of misclassification. The agreement terminated as at March 31, 2022.

8.1.3	Matthias Gerlach

AEZS Germany entered into an employment agreement in January 2001 with Dr. Gerlach, Senior Vice President Manufacturing and Supply Chain. In accordance with the terms of his employment agreement, Dr. Gerlach will receive a pension payment after he has reached the statutory retirement age, independent of whether he works with AEZS Germany until such age, in an amount to be based on the contributions that were made during his employment with AEZS Germany. See Section 7 of this Circular, “Pension Plan Benefits”, for more information on Dr. Gerlach’s pension benefits.

8.1.4	Eckhard Guenther

AEZS Germany entered into an employment agreement in 1990 with Dr. Guenther, Senior Vice President Business Development & Alliance Management, Managing Director of AEZS Germany. In accordance with the terms of his employment agreement, Dr. Guenther will receive a pension payment after he has reached the statutory retirement age, independent of whether he works with AEZS Germany until such age, in an amount to be based on the contributions that were made during his employment with AEZS Germany. See Section 7 of this Circular, “Pension Plan Benefits”, for more information on Dr. Guenther’s pension benefits.

8.1.5	Nicola Ammer

AEZS Germany entered into an employment agreement in April 2015 with Dr. Ammer, Chief Medical Officer, Senior Vice President Clinical Development. In accordance with the terms of her employment agreement, Dr. Ammer will receive a pension payment after she has reached the statutory retirement age, independent of whether she works with AEZS Germany until such age, in an amount to be based on the contributions that were made during her employment with AEZS Germany. See Section 7 of this Circular, “Pension Plan Benefits”, for more information on Dr. Ammer’s pension benefits.

The table below shows estimated incremental payments that would be triggered, pursuant to their individual employment contracts, in the event of a termination of employment of our Named Executive Officers who remained employed on December 31, 2021. The amounts shown are in U.S. dollars.

Name	Termination Provisions Value ($)(1) (2)
Ammer, Nicola	0
Auld, Leslie	0
Gerlach, Matthias	0
Guenther, Eckhard	0
Paulini, Klaus	354,600

(1)	The termination values assume that the triggering event took place on the last business day of our financial year-end (December 31, 2021).
(2)	Value of earned/unused vacation, if applicable, and amounts owing for expense reimbursement are not included as they are not considered as “incremental” payments made in connection with termination of employment.

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SECTION 9 – APPOINTMENT OF AUDITORS AND AUDIT COMMITTEE DISCLOSURE

9.1	Appointment of Auditors

The Board proposes that Ernst & Young LLP (“E&Y”) be appointed as our auditors and that our directors be authorized to determine their compensation upon the recommendation of our Audit Committee. The auditors will hold office until the next annual meeting of shareholders or until their successor is appointed. E&Y have acted as our auditors since March 25, 2021.

Unless instructed to abstain from voting with regard to the appointment of auditors, the persons whose names appear on the enclosed form of proxy will vote in favour of the appointment of E&Y and the authorization of our directors to determine their compensation.

9.2	Audit Committee Disclosure

National Instrument 52-110 – Audit Committees (“NI 52-110”) requires issuers to disclose in their annual information forms certain information with respect to the existence, charter, composition, and education and experience of the members of their Audit Committees, as well as all fees paid to external auditors. We are including such required disclosure with respect to our Audit Committee both in this Circular as well as in our annual information form. The Audit Committee Charter is attached as Schedule C to this Circular and is also accessible on our website at www.zentaris.com.

9.3	Composition of the Audit Committee

Dennis Turpin (Chairman), Mr. Peter G. Edwards and Mr. Gilles Gagnon are the current members of our Audit Committee, each of whom is independent and financially literate within the meaning of NI 52-110.

9.4	Education and Relevant Experience

Dennis Turpin is a seasoned professional executive and chartered accountant (CA, CPA) with significant experience in finance and capital markets transactions, business development and mergers and acquisitions, over 20 years of which has been in the biopharmaceutical industry. He is currently the President and Chief Executive Officer of Endoceutics, Inc., a speciality biopharmaceutical company where he was previously the Vice President, Special Projects. Mr. Turpin was previously the Vice President and Chief Financial Officer of the Quebec Port Authority from February 2016 to June 2018. From 2007 to 2015, Mr. Turpin was the Senior Vice President and Chief Financial Officer of Aeterna Zentaris and, between 2007 and 1996 he held various finance roles with Aeterna Zentaris. Prior to that, he was a Director in the tax department at Coopers Lybrand, now PricewaterhouseCoopers, from 1988 to 1996 and worked as an auditor from 1985 to 1988. Mr. Turpin earned his Bachelor’s degree in Accounting from Laval University in Québec. He obtained his license in accounting in 1985 and became a chartered accountant in 1987.

The education and relevant experience of Mr. Peter G. Edwards and Mr. Gilles Gagnon is described in Section 6.2.1 of this circular, “Determining Compensation – NGCC”.

9.5	Pre-Approval Policies and Procedures

The Audit Committee Charter provides that the committee shall approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services. The Audit Committee delegates to its Chairman the pre-approval of such non-audit fees. The pre-approval by the Chairman is then presented to the Audit Committee at its first scheduled meeting following such pre-approval.

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9.6	External Auditor Service Fees

In addition to performing the audit of our consolidated financial statements and its subsidiaries, our external auditors provided other services to us and our subsidiaries and billed us and our subsidiaries the following fees for each of our two most recently completed financial years. Ernst & Young LLP was appointed as the Corporation’s auditor and PricewaterhouseCoopers LLP resigned as the Corporation’s auditor effective March 25, 2021.

Fees	Fees for Financial Year Ended December 31, 2021	Fees for Financial Year Ended December 31, 2020
Audit Fees(1)	242,986	578,288
Audit-Related Fees(2)	—	70,535
Tax Advisory Fees(3)	45,054	47,514
All Other Fees(4)	3,987	—
Total Fees:	288,040	696,337

(1)	Refers to all fees incurred in respect of audit services, being the professional services rendered by our external auditor for the audit and review of our financial statements as well as services normally provided by the external auditor in connection with statutory and regulatory filings and engagements.

(2)	Includes audit or attest services not required by statute or regulation, employee benefit plan audits, due diligence services, and accounting consultations on proposed transactions, including the review of prospectuses and prospectus supplements and the delivery of customary consent and comfort letters in connection therewith.

(3)	Refers to all fees incurred in respect of tax compliance, tax planning and tax advice.

(4)	Refers to all fees not included in audit fees, audit-related fees and tax fees.

SECTION 10 – APPROVAL OF SHARE CONSOLIDATION

At the Meeting, Shareholders will be asked to consider and, if thought fit, pass a special resolution (the “Share Consolidation Resolution”) authorizing the Board to elect, in its discretion, to direct the Corporation to file articles of amendment (“Articles of Amendment”) to amend the Corporation’s Articles in order to consolidate (or reverse split) the Corporation’s issued and outstanding Common Shares at a consolidation ratio within the range of five and 25 pre-consolidation Common Shares for every one post-consolidation Common Share, with such ratio to be determined by the Board at its sole discretion, with effect on a date to be determined by the Board at its sole discretion (the “Share Consolidation”).

The background to and reasons for the Share Consolidation, and certain risks associated with the Share Consolidation and related information, are described below.

In order to be adopted, the CBCA requires that the Share Consolidation be approved by a special resolution of Shareholders. To approve the special resolution, not less than two-thirds of the votes cast by Shareholders, whether present virtually or by proxy, must be voted in favour of it. Even if the Share Consolidation Resolution is approved by the Shareholders, the Board may elect not to proceed with the Share Consolidation. In addition, the Share Consolidation remains subject to the approval of the TSX and the Nasdaq.

Background to and Reasons for the Share Consolidation

The Share Consolidation is being proposed in order for the Common Shares to continue to be listed on the Nasdaq, which requires the Corporation to comply with Nasdaq’s continued listing standard which stipulates that the Common Shares maintain a minimum bid price of at least US$1.00 per share.

On July 28, 2021, the Corporation received a letter from the Listing Qualifications Staff of the Nasdaq, notifying the Corporation that during the 30 consecutive business days prior to the date of the letter, the closing bid price of the Common Shares was below US$1.00 per share and, therefore, the Corporation did not meet the requirement for continued listing on Nasdaq as required by Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Corporation was granted a grace period of 180 calendar days, through January 24, 2022.

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On January 26, 2022, the Corporation announced that the Listing Qualifications Staff of the Nasdaq had notified the Corporation that it has been granted an additional 180 calendar day period, through July 26, 2022 (the “Cure Deadline”), to comply with the Bid Price Rule for continued listing on the Nasdaq. If at any time before July 26, 2022, the bid price for the Common Shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days (and generally not more than 20 consecutive business days, in Nasdaq’s discretion), it is expected that Nasdaq would provide formal notice that the Corporation has regained compliance with the Bid Price Rule. In the event the Corporation does not provide, during the 180-day grace period, evidence to demonstrate compliance with Bid Price Rule, it is expected that Nasdaq would notify the Corporation that its shares are subject to delisting. At such time, the Corporation may appeal such determination to a Nasdaq Hearings Panel (the “Panel”) and it is expected that the Corporation’s Common Shares would continue to be listed and available to trade on Nasdaq at least pending the completion of the appeal process. There can be no assurance that any such appeal would be successful or that the Corporation would be able to comply with the terms of any extension that may be granted by the Panel.

The Corporation has not yet restored compliance with the Bid Price Rule but, in advance of the Cure Deadline, the Board has determined that it is in the best interests of the Corporation to obtain Shareholder approval at the Meeting to implement the Share Consolidation. The Corporation cannot offer and is not offering any assurances that the Share Consolidation, if implemented, will ultimately result in the Corporation regaining compliance with the Bid Price Rule.

Our Board may, in its discretion, elect to effect any ratio for the Share Consolidation falling within the aforementioned range of ratios upon receipt of shareholder approval and prior to the filing of Articles of Amendment. Alternatively, the Board will retain the authority to determine in its discretion not to proceed with the Share Consolidation. We believe that the availability of a range of Share Consolidation ratios will provide us with the flexibility to implement the Share Consolidation in a manner designed to maximize the anticipated benefits for our Shareholders.

In determining which precise Share Consolidation ratio within the aforementioned range of ratios to implement, if any, following the receipt of Shareholder approval, we may consider, among other things, factors such as:

1. the number of Common Shares issuable upon the exercise of outstanding convertible securities;

2. the historical trading prices and trading volume of the Common Shares;

3. the then prevailing trading price and trading volume of the Common Shares and the anticipated impact of the Share Consolidation on the trading markets for the Common Shares;

4. the outlook for the trading price of the Common Shares;

5. threshold prices of brokerage houses or institutional investors that could impact their ability to invest or recommend investments in the Common Shares;

6. our ability to continue listing the Common Shares on the Nasdaq;

7. the greatest overall reduction of our administrative costs; and

8. prevailing general market and economic conditions.

Share Consolidation Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the Share Consolidation Resolution authorizing the Board to elect, in its discretion, to file Articles of Amendment giving effect to the Share Consolidation. The Share Consolidation Resolution is a special resolution and, as such, requires approval by not less than two-thirds (66 2/3%) of the votes cast by the Shareholders present virtually, or represented by proxy, at the Meeting. The full text of the Share Consolidation Resolution is as follows:

“BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION THAT:

1. the Restated Articles of Incorporation of the Corporation, as amended, be further amended to change the number of issued and outstanding Common Shares of the Corporation by consolidating the issued and outstanding Common Shares of the Corporation on the basis of a consolidation ratio within the range of five and 25 pre-consolidation Common Shares for every one post-consolidation Common Share (the “Share Consolidation”), and in the event that the Share Consolidation would otherwise result in a holder of Common Shares of the Corporation holding a fraction of a Common Share, such holder shall not receive any whole new Common Shares or any other payment for each such fraction, such amendment to become effective at a date in the future to be determined by the Board of Directors when the Board of Directors considers it to be in the best interests of the Corporation to implement such a Share Consolidation, subject to necessary stock exchange approval;

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2. any director or officer of the Corporation be, and each of them is hereby, authorized and directed for and in the name of and on behalf of the Corporation to execute and deliver or cause to be delivered Articles of Amendment to the Director under the Canada Business Corporations Act and to execute and deliver or cause to be delivered all documents and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this special resolution;

3. notwithstanding that this special resolution has been duly passed by the holders of the Common Shares of the Corporation, the directors of the Corporation may, in their sole discretion, revoke this special resolution in whole or in part at any time prior to its being given effect without further notice to, or approval of, the holders of the Common Shares of the Corporation; and

4. any one director or officer of the Corporation be, and each of them is hereby, authorized and directed for and in the name of and on behalf of the Corporation, to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

Unless instructed to abstain from voting with regard to the approval of the Share Consolidation Resolution, the persons whose names appear on the enclosed form of proxy will vote in favour of the Share Consolidation Resolution.

Effects of the Share Consolidation

General

If the Share Consolidation is implemented, its principal effect will be to proportionately decrease the number of issued and outstanding Common Shares by a factor equal to a ratio within the range of five and 25 pre-consolidation Common Shares for one post-consolidation Common Share. At the close of business on May 16, 2022, the closing price of the Common Shares on the TSX was C$0.25 per share, the closing price of the Common Shares on the Nasdaq was US$0.1895 per share, and there were 121,397,007 Common Shares issued and outstanding. Based on such number of issued and outstanding Common Shares, immediately following the completion of the Share Consolidation, there will be approximately 24,279,401 Common Shares issued and outstanding if the Board elects to use the minimum ratio of 5:1 and approximately 4,855,880 Common Shares issued and outstanding if the Board elects to use the maximum ratio of 25:1 (in each case disregarding any resulting fractional Common Shares).

The Corporation does not expect the Share Consolidation itself to have any economic effect on Shareholders or securities convertible into or exercisable to acquire Common Shares, except to the extent the Share Consolidation will result in fractional Common Shares. See “No Fractional Shares” below.

The Common Shares are currently registered under Section 12(b) of the Exchange Act, and the Corporation is subject to the periodic reporting and other requirements of the Exchange Act. The Share Consolidation will not affect the registration of the Common Shares under the Exchange Act or the listing of the Common Shares on the TSX. Following the Share Consolidation, the Corporation will continue to be subject to periodic reporting and other requirements of the Exchange Act and the Common Shares will continue to be listed on the TSX under the symbol “AEZS”. If the Corporation continues to meet the listing requirements of the Nasdaq after the Share Consolidation, the Common Shares will continue to be listed on the Nasdaq under the symbol “AEZS”. In each case, the post-Share Consolidation Common Shares will be considered a substituted listing with new CUSIP and ISIN numbers.

Voting rights and other rights of the holders of Common Shares prior to the implementation of the Share Consolidation will not be affected by the Share Consolidation, other than as a result of the creation and disposition of fractional Common Shares as described below. For example, a holder of 2% of the voting power attached to the outstanding Common Shares immediately prior to the implementation of the Share Consolidation will generally continue to hold 2% of the voting power attached to the Common Shares immediately after the implementation of the Share Consolidation. The number of registered Shareholders will not be affected by the Share Consolidation.

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The Share Consolidation may result in some Shareholders owning “odd lots” of fewer than 100 Common Shares. Odd lot Common Shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions in “round lots” of even multiples of 100 Common Shares. The Board believes, however, that these potential effects are outweighed by the anticipated benefits of the Share Consolidation.

Effect on Beneficial Shareholders

Beneficial Shareholders (i.e. non-registered Shareholders) holding Common Shares through an intermediary (a securities broker, dealer, bank or financial institution) should be aware that the intermediary may have different procedures for processing the Share Consolidation than those that will be put in place by the Corporation for registered Shareholders. If Shareholders hold their Common Shares through an intermediary and they have questions in this regard, they are encouraged to contact their intermediaries.

Effect on Warrants

As of the date of this Circular, we had outstanding warrants to acquire 11,441,213 Common Shares (collectively, the “Warrants”). The terms of each of our outstanding Warrants require that adjustments be made to both the number of Common Shares underlying the Warrants as well as the applicable exercise price(s) in accordance with a specific formula set out in the Warrants. In addition, we will, in accordance with the terms of the Warrants in the event the Share Consolidation is implemented, deliver to each holder of Warrants a confirmation of the post-consolidation number of Common Shares underlying the Warrants as well as the adjusted exercise price(s).

Effect on Stock Options

As of the date of this Circular, there were 1,136,368 Options issued and outstanding under the Stock Option Plan and the Long-Term Incentive Plan to acquire a like number of Common Shares. The Stock Option Plan and the Long-Term Incentive Plan authorize the Board to make appropriate adjustments to any outstanding Options in the event of any change in the Common Shares through a consolidation of the Common Shares. The Board has determined that upon the implementation of the Share Consolidation, each then outstanding Option will be adjusted as follows:

● the number of unissued Common Shares that may be purchased through the exercise of an Option will be reduced on the same proportionate basis as the reduction in the issued and outstanding Common Shares based on the Share Consolidation at a ratio within the range of five and 25 pre-consolidation Common Shares for every one (1) new Common Share; and

● the price for which one (1) Common Share may be purchased pursuant to the exercise of an Option will be increased in inverse proportion to the reduction in the number of Common Shares based on the Share Consolidation within the range of five and 25 pre-consolidation Common Shares for one (1) new Common Share.

Effect on Deferred Share Units Awards

As of the date of this Circular, there were 423,000 DSUs issued and outstanding under the Long-Term Incentive Plan. The Long-Term Incentive Plan authorizes the Board to make appropriate adjustments to any outstanding DSUs in the event of any change in the Common Shares through a consolidation of the Common Shares.

The Board has determined that upon the implementation of the Share Consolidation, each then outstanding DSU will be adjusted such that the number of Common Shares (or the cash equivalent) that a holder of DSU will receive upon settlement of such DSU will be reduced on the same proportionate basis as the reduction in the issued and outstanding Common Shares based on the Share Consolidation at a ratio within the range of five and 25 pre-consolidation Common Shares for every one (1) new Common Share.

Effect on Share Certificates

If the Share Consolidation is approved by shareholders and subsequently implemented, those registered shareholders who will hold at least one (1) new post-Share Consolidation Common Share will be required to exchange their share certificates representing old pre-Share Consolidation Common Shares for new share certificates representing new post-Share Consolidation Common Shares or, alternatively, a DRS Advice/Statement representing the number of new post-Share Consolidation Common Shares they hold following the Share Consolidation. The DRS is an electronic registration system which allows shareholders to hold Common Shares in their name in book-based form, as evidenced by a DRS Advice/Statement, rather than a physical share certificate.

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If the Share Consolidation is implemented, the Corporation (or its transfer agent) will mail to each registered shareholder a letter of transmittal. Each registered shareholder must complete and sign a letter of transmittal after the Share Consolidation takes effect. The letter of transmittal will contain instructions on how to surrender to the transfer agent the certificate(s) representing the registered shareholder’s old pre-Share Consolidation Common Shares. The transfer agent will send to each registered shareholder who follows the instructions provided in the letter of transmittal a new share certificate representing the number of new post-Share Consolidation Common Shares to which the registered shareholder is entitled rounded up or down to the nearest whole number or, alternatively, a DRS Advice/Statement representing the number of new post-Share Consolidation Common Shares the registered shareholder holds following the Share Consolidation. Beneficial shareholders (i.e. non-registered shareholders) who hold their Common Shares through intermediaries (securities brokers, dealers, banks, financial institutions, etc.) and who have questions regarding how the Share Consolidation will be processed should contact their intermediaries with respect to the Share Consolidation. See “Effect on Beneficial Shareholders” above.

Until surrendered to the transfer agent, each share certificate representing old pre-Share Consolidation Common Shares will be deemed for all purposes to represent the number of new post-Share Consolidation Common Shares to which the registered shareholder is entitled as a result of the Share Consolidation. Until registered shareholders have returned their properly completed and duly executed letter of transmittal and surrendered their old share certificate(s) for exchange, registered shareholders will not be entitled to receive any distributions, if any, that may be declared and payable to holders of record following the Share Consolidation.

Any registered shareholder whose old certificate(s) have been lost, destroyed or stolen will be entitled to a replacement share certificate only after complying with the requirements that the Corporation and the transfer agent customarily apply in connection with lost, stolen or destroyed certificates.

The method chosen for delivery of share certificates and letters of transmittal to the Corporation’s transfer agent is the responsibility of the registered shareholder and neither the transfer agent nor the Corporation will have any liability in respect of share certificates and/or letters of transmittal which are not actually received by the transfer agent.

REGISTERED SHAREHOLDERS SHOULD NEITHER DESTROY NOR SUBMIT ANY SHARE CERTIFICATE UNTIL HAVING RECEIVED A LETTER OF TRANSMITTAL.

No Fractional Shares

No certificates representing fractional shares will be issued or delivered if, as a result of the Share Consolidation, a registered shareholder would otherwise become entitled to a fractional Common Share. After the Share Consolidation, then current registered shareholders will have no further interest with respect to their fractional Common Shares and such shareholders will not have any voting, dividend or other rights in respect of such fractional Common Shares. No amount will be paid by the Corporation for any fractional shares. The elimination of fractional interests will reduce the number of post-consolidation registered shareholders to the extent that there are registered shareholders holding Common Shares that are not in a multiple of 100 if, for illustrative purposes only, the Share Consolidation ratio is 100-for-1. This is not, however, the purpose for which we are proposing to effect the Share Consolidation.

No Dissent Rights

Shareholders are not entitled to exercise any statutory dissent rights with respect to the proposed Share Consolidation.

Accounting Consequences

If the Share Consolidation is implemented, net income or loss per Common Share, and other per Common Share amounts, will be increased because there will be fewer Common Shares issued and outstanding. In future financial statements, net income or loss per Common Share and other per Common Share amounts for periods ending before the Share Consolidation took effect would be recast to give retroactive effect to the Share Consolidation.

Risks Associated with the Share Consolidation

Reducing the number of issued and outstanding Common Shares through the Share Consolidation is intended, absent other factors, to increase the per share market price of the Common Shares. However, the market price of the Common Shares will also be affected by the Corporation’s financial and operational results, its financial position, including its liquidity and capital resources, the development of its reserves and resources, industry conditions, the market’s perception of the Corporation’s business and other factors, which are unrelated to the number of Common Shares outstanding.

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Having regard to these other factors, there can be no assurance that the market price of the Common Shares will increase following the implementation of the Share Consolidation to the extent sufficient to cure the Corporation’s non-compliance with the Bid Price Rule and avoid a delisting of the Common Shares from the Nasdaq, or that the market price of the Common Shares will not decrease in the future and again result in noncompliance with the Bid Price Rule. There can also be no assurance that the implementation of the Share Consolidation will, in and of itself, guarantee the continued listing of the Common Shares on the Nasdaq or that the Common Shares will not be delisted from the Nasdaq because the Corporation fails to meet other Nasdaq continued listing requirements.

The market price of the Common Shares immediately following the implementation of the Share Consolidation is expected to be approximately equal to the market price of the Common Shares prior to the implementation of the Share Consolidation multiplied by the consolidation ratio but there is no assurance that the anticipated market price immediately following the implementation of the Share Consolidation will be realized or, if realized, will be sustained or will increase. There is a risk that the total market capitalization of the Common Shares (the market price of the Common Shares multiplied by the number of Common Shares outstanding) after the implementation of the Share Consolidation may be lower than the total market capitalization of the Common Shares prior to the implementation of the Share Consolidation.

Although the Corporation believes that establishing a higher market price for the Common Shares could increase investment interest for the Common Shares in equity capital markets by potentially broadening the pool of investors that may consider investing in the Corporation, including investors whose internal investment policies prohibit or discourage them from purchasing stocks trading below a certain minimum price, there is no assurance that implementing the Share Consolidation will achieve this result.

If the Share Consolidation is implemented and the market price of the Common Shares (adjusted to reflect the Share Consolidation ratio) declines, the percentage decline as an absolute number and as a percentage of the Corporation’s overall market capitalization may be greater than would have occurred if the Share Consolidation had not been implemented. Both the total market capitalization of a company and the adjusted market price of such company’s shares following a consolidation or reverse split may be lower than they were before the consolidation or reverse split took effect. The reduced number of Common Shares that would be outstanding after the Share Consolidation is implemented could adversely affect the liquidity of the Common Shares.

The Share Consolidation may result in some Shareholders owning “odd lots” of fewer than 100 Common Shares on a post-Share Consolidation basis. Odd lot Common Shares may be more difficult to sell, or may attract greater transaction costs per Share to sell, and brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions in “round lots” of even multiples of 100 Common Shares.

Certain Canadian Federal Income Tax Consequences of the Share Consolidation

The following summary fairly describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to a beneficial holder of Common Shares whose Common Shares are consolidated pursuant to the Share Consolidation and who, for purposes of the Tax Act and at all relevant times, holds their Common Shares as capital property and deals at arm’s length and is not affiliated with the Corporation (a “Holder”). Generally, the Common Shares will be considered to be capital property of a Holder provided the Holder does not hold the Common Shares in the course of carrying on a business of buying and selling securities or as part of an adventure or concern in the nature of trade. Holders who are, or who are deemed to be, residents of Canada for purposes of the Tax Act that might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have their Common Shares and all other “Canadian securities” (as defined in the Tax Act) owned in the year of the election and in all subsequent taxation years be deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Holders should consult their own tax advisors regarding the availability and advisability of making this election in their particular circumstances.

This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) (the “Tax Proposals”) before the date of hereof, and the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

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This summary does not apply to a Holder: (i) that is a “financial institution” for purposes of section 142.2 of the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) that has elected to report its results in a currency other than Canadian dollars under section 261 of the Tax Act; (iv) an interest in which is a “tax shelter investment” for purposes of the Tax Act; (v) that is a corporation that is, or becomes as part of a transaction or event or a series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident Corporation for the purpose of the foreign affiliate dumping rules in section 212.3 of the Tax Act; (vi) that has entered into or will enter into, in respect of the Common Shares, a “synthetic disposition arrangement” or a “derivative forward agreement” for the purposes of the Tax Act; or (vii) that is a partnership. In addition, this summary does not discuss all of the tax considerations applicable to a Holder who acquired Common Shares pursuant to an employment compensation plan, such as the Long-Term Incentive Plan. Such Holders should consult their own tax advisors.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES IN THEIR PARTICULAR CIRCUMSTANCES.

The Share Consolidation will not result in a disposition of the Common Shares for purposes of the Tax Act and, consequently, a Holder will not realize a capital gain or a capital loss as a result of the Share Consolidation. The aggregate adjusted cost base of the Common Shares held by a Holder immediately after the Share Consolidation will be equal to the aggregate adjusted cost base of the Common Shares held by such Holder immediately prior to the Share Consolidation.

Certain Material U.S. Federal Income Tax Consequences of the Share Consolidation

The following discussion is a general summary of certain material U.S. federal income tax consequences of the Share Consolidation that may be relevant to holders of Common Shares that hold such Common Shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon the provisions of the Code, final, temporary and proposed Treasury regulations promulgated thereunder, published administrative rulings and judicial decisions as of the date hereof, all of which may change, possibly with retroactive effect, resulting in U.S. federal income tax consequences that may differ from those discussed below. The Corporation will not request a legal opinion or any rulings from the Internal Revenue Service (the “IRS”) on the tax consequences described below. The IRS or a U.S. court might reach a contrary conclusion with respect to the issues addressed herein if the matter were contested. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to such holders in light of their particular circumstances or to holders that may be subject to special tax rules, including, without limitation: (i) banks, insurance companies or other financial institutions; (ii) tax-exempt organizations; (iii) retirement plans, individual plans, individual retirement accounts and tax-deferred accounts; (iv) dealers in securities, currency or commodities; (v) regulated investment companies or real estate investment trusts and shareholders of such entities; (vi) partnerships (or other flow-through entities for U.S. federal income tax purposes) and their partners or members; (vii) traders in securities; (viii) persons whose “functional currency” is not the U.S. dollar; (ix) U.S. Holders (as defined below) holding Common Shares as a position in a hedging transaction, “straddle,” “conversion transaction,” “constructive sale,” “wash sale,” “synthetic security” or other integrated or risk reduction transaction; (x) persons who acquire Common Shares in connection with employment or other performance of services; (xi) U.S. holders subject to the alternative minimum tax; (xii) U.S. expatriates; (xiii) Non-U.S. Holders (as defined below) that are controlled foreign corporations or passive foreign investment companies; (xiv) U.S. Holders that are required to accelerate the recognition of any item of gross income with respect to the Common Shares as a result of such income being recognized on an applicable financial statement; and (xv) U.S. Holders that hold their Notes through non-U.S. brokers or other non-U.S. intermediaries. In addition, this summary does not (a) address the tax consequences arising under the laws of any non-U.S. or U.S. state or local jurisdiction and U.S. federal tax consequences other than federal income taxation (such as estate or gift tax consequences), (b) take into account the individual facts and circumstances of any particular U.S. holder that may affect the U.S. federal income tax consequences applicable to such holder, or (c) address any tax reporting requirements except as expressly discussed below. This summary also does not address the 3.8% Medicare tax imposed on certain income.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Common Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership.

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EACH U.S. HOLDER OF COMMON SHARES SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE SHARE CONSOLIDATION TO SUCH HOLDER, INCLUDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX CONSIDERATIONS DISCUSSED BELOW, AS WELL AS THE APPLICATION OF U.S. FEDERAL TAX LAWS OTHER THAN INCOME TAX LAWS (SUCH AS ESTATE AND GIFT TAX LAWS) AND U.S. STATE OR LOCAL, OR NON-U.S. TAX LAWS AND ANY APPLICABLE TAX TREATIES.

For purposes of the discussion below, a “U.S. Holder” is a beneficial owner (other than a partnership) of Common Shares that for U.S. federal income tax purposes is: (i) an individual citizen or resident of the United States, including an alien individual who is a permanent resident in the United States or who meets the “substantial presence” test under Section 7701(b) of the Code; (ii) a corporation or an entity classified as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, the administration of which is subject to the primary supervision of a U.S. court and as to which one or more “U.S. persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or that has a valid election in effect to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of Common Shares that is an individual, corporation, estate or trust that is not a U.S. Holder.

U.S. Holders

The Share Consolidation should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a U.S. Holder generally should not recognize a gain or loss upon the Share Consolidation. A U.S. Holder’s aggregate tax basis in the Common Shares received pursuant to the Share Consolidation should equal the aggregate tax basis of the Common Shares surrendered, and such U.S. Holder’s holding period in the Common Shares received should include the holding period in the Common Shares surrendered. U.S. Holders of Common Shares acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such Common Shares.

Non-U.S. Holders

Non-U.S. Holders that exchange Common Shares pursuant to the Share Consolidation generally should not be subject to U.S. federal income tax on such exchange.

SECTION 11 – APPROVAL OF THE RIGHTS PLAN

11.1 – Background

The Board of Directors of the Corporation approved an Amended and Restated Shareholder Rights Plan of the Corporation on March 26, 2019, which was approved, ratified and confirmed by the shareholders at the annual and special meeting of shareholders of the Corporation on May 8, 2019 (the “Rights Plan”). The Rights Plan was implemented to ensure, to the extent possible, that all shareholders of the Corporation are treated fairly in connection with any take-over bid or other acquisition of control of the Corporation.

The Rights Plan has an initial term of three years and, pursuant to the terms of the Rights Plan, is required to be confirmed by shareholders at the Meeting. Failing reconfirmation as required under the Rights Plan, the Rights Plan and all outstanding Rights (as defined below) thereunder will terminate immediately following the Meeting. No changes or amendments are being proposed to the Rights Plan.

11.2 – Summary of Rights Plan

The following is a summary of the principal terms of the Rights Plan, which summary is qualified in its entirety by reference to the terms thereof. Capitalized terms not otherwise defined in this Section 11 shall have the meaning ascribed to such terms in the Rights Plan. A draft of the Rights Plan is available at the following websites: www.zentaris.com, www.sedar.com and www.sec.gov.

For the purposes of this summary and as set out in the Rights Plan, the term “NI 62-104” refers to National Instrument 62-104 – Take-Over Bids and Issuer Bids adopted by the Canadian securities regulatory authorities, as now in effect or as the same may from time to time be amended, re-enacted or replaced and including for greater certainty any successor instrument thereto.

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Operation of the Rights Plan

Pursuant to the terms of the Rights Plan, one (1) right was issued in respect of each Common Share outstanding at 5:01 p.m. on March 29, 2016 (the “Record Time”). In addition, we will issue one (1) right for each additional Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined below). The rights have an initial exercise price equal to the Market Price (as defined below) of the Common Shares as determined at the Separation Time, multiplied by five, subject to certain anti-dilution adjustments (the “Exercise Price”), and they are not exercisable until the Separation Time. Upon the occurrence of a Flip-in Event (as defined below), each right will entitle the holder thereof, other than an Acquiring Person or any other person whose rights are or become void pursuant to the provisions of the Rights Plan, to purchase from us, effective at the close of business on the eighth trading day after the Stock Acquisition Date (as defined below), upon payment to us of the Exercise Price, Common Shares having an aggregate Market Price equal to twice the Exercise Price on the date of consummation or occurrence of such Flip-in Event, subject to certain anti-dilution adjustments.

Definition of Market Price

Market Price is generally defined in the Rights Plan, on any given day on which a determination must be made, as the volume weighted average trading price of the Common Shares for the 20 consecutive trading days (i.e. days on which the TSX or another stock exchange or national securities quotation system on which the Common Shares are traded (including for greater certainty, each of the Nasdaq Global Select Market, the Nasdaq Global Market and the Nasdaq Capital Market) is open for the transaction of business, subject to certain exceptions), through and including the trading day immediately preceding such date of determination, subject to certain exceptions.

Trading of Rights

Until the Separation Time (or the earlier termination or expiration of the rights), the rights trade together with the Common Shares and are represented by the same share certificates as the Common Shares or an entry in our securities register in respect of any outstanding Common Shares. From and after the Separation Time and prior to the Expiration Time, the rights are evidenced by rights certificates and trade separately from the Common Shares. The rights do not carry any of the rights attaching to the Common Shares such as voting or dividend rights.

Separation Time

The rights will separate from the Common Shares to which they are attached and become exercisable at the time (the “Separation Time”) of the close of business on the eighth business day after the earliest to occur of:

1.	the first date (the “Stock Acquisition Date”) of a public announcement of facts indicating that a person has become an Acquiring Person; and

2.	the date of the commencement of, or first public announcement of the intention of any person (other than us or any of our subsidiaries) to commence a take-over bid or a share exchange bid for more than 20% of our outstanding Common Shares other than a Permitted Bid (as defined below) or a Competing Permitted Bid (as defined below), so long as such take-over bid continues to satisfy the requirements of a Permitted Bid or a Competing Permitted Bid, as the case may be.

The Separation Time can also be such later time as may from time to time be determined by the Board, provided that if any such take-over bid expires, or is canceled, terminated or otherwise withdrawn prior to the Separation Time, without securities deposited thereunder being taken up and paid for, it shall be deemed never to have been made and if the Board determines to waive the application of the Rights Plan to a particular Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred.

From and after the Separation Time and prior to the Expiration Time, each right entitles the holder thereof to purchase one (1) Common Share upon payment of the Exercise Price to us.

Flip-in Event

The acquisition by a person (an “Acquiring Person”), including others acting jointly or in concert with such person, of more than 20% of the outstanding Common Shares, other than by way of a Permitted Bid, a Competing Permitted Bid or in certain other limited circumstances described in the Rights Plan, is referred to as a “Flip-in Event”.

In the event that, prior to the Expiration Time, a Flip-in Event that has not been waived occurs (see “Waiver and Redemption” below), each right (other than those held by or deemed to be held by the Acquiring Person) will thereafter entitle the holder thereof, effective as at the close of business on the eighth trading day after the Stock Acquisition Date, to purchase from us, upon payment of the Exercise Price and otherwise exercising such right in accordance with the terms of the Rights Plan, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of the Flip-in Event equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price (subject to certain anti-dilution adjustments described in the Rights Plan).

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A bidder may enter into Permitted Lock-up Agreements with our shareholders (“Locked-up Persons”) who are not affiliates or associates of the bidder and who are not, other than by virtue of entering into such agreement, acting jointly or in concert with the bidder, whereby such shareholders agree to tender their Common Shares to the take-over bid (the “Lock-up Bid”) without the bidder being deemed to beneficially own the Common Shares deposited pursuant to the Lock-up Bid. Any such agreement must include a provision that permits the Locked-up Person to withdraw the Common Shares to tender to another take-over bid or to support another transaction that will either provide greater consideration to the shareholder than the Lock-up Bid or provide for a right to sell a greater number of shares than the Lock-up Bid contemplates (provided that the Permitted Lock-up Agreement may require that such greater number exceed the number of shares under the Lock-up Bid by a specified percentage not to exceed 7%).

A Permitted Lock-up Agreement may require that the consideration under the other transaction exceed the consideration under the Lock-up Bid by a specified amount. The specified amount may not be greater than 7%. For greater certainty, a Permitted Lock- up Agreement may contain a right of first refusal or require a period of delay (or other similar limitation) to give a bidder an opportunity to match a higher price in another transaction as long as the limitation does not preclude the exercise by the Locked- up Person of the right to withdraw the Common Shares during the period of the other take-over bid or transaction.

The Rights Plan requires that any Permitted Lock-up Agreement be made available to us and the public. The definition of Permitted Lock-up Agreement also provides that under a Permitted Lock-up Agreement, no “break up” fees, “topping” fees, penalties, expenses or other amounts that exceed in aggregate the greater of (i) 2.5% of the price or value of the aggregate consideration payable under the Lock-up Bid, and (ii) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another take-over bid or transaction exceeds what such Locked-up Person would have received under the Lock-up Bid, can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Common Shares to the Lock-up Bid or withdraws Common Shares previously tendered thereto in order to deposit such Common Shares to another take-over bid or support another transaction.

Permitted Bid Requirements

The requirements of a “Permitted Bid” include the following:

1.	the take-over bid must be made by means of a take-over bid circular;

2.	the take-over bid must be made to all holders of Common Shares wherever resident, on identical terms and conditions, other than the bidder;

3.	the take-over bid must not permit Common Shares tendered pursuant to the bid to be taken up or paid for:

a)	prior to the close of business on a date that is not less than 105 days following the date of the relevant take-over bid or such shorter minimum period that a take-over bid (that is not exempt from any of the requirements of Division 5 – Bid Mechanics of NI 62-104) must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to NI 62-104;

b)	then only if at the close of business on the date Common Shares (and/or “Convertible Securities”, as defined in the Rights Plan) are first taken up or paid for under such take-over bid, outstanding Common Shares and Convertible Securities held by shareholders other than any other Acquiring Person, the bidder, the bidder’s affiliates or associates, persons acting jointly or in concert with the bidder and any employee benefit plan, deferred profit-sharing plan, stock participation plan or trust for the benefit of our employees or the employees of any of our subsidiaries, unless the beneficiaries of such plan or trust direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be tendered to a take-over bid (collectively, “Independent Shareholders”) that represent more than 50% of the aggregate of (I) then outstanding Common Shares and (II) Common Shares issuable upon the exercise of Convertible Securities, have been deposited or tendered pursuant to the take-over bid and not withdrawn;

4.	the take-over bid must allow Common Shares and/or Convertible Securities to be deposited or tendered pursuant to such take-over bid, unless such take-over bid is withdrawn, at any time prior to the close of business on the date Common Shares and/ or Convertible Securities are first taken up or paid for under the take-over bid;

5.	the take-over bid must allow Common Shares and/or Convertible Securities to be withdrawn until taken up and paid for; and

6.	in the event the requirement set forth in clause 3.b) above is satisfied, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits and tenders of Common Shares for not less than ten days from the date of such public announcement.

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A Permitted Bid need not be a bid for all outstanding Common Shares not held by the bidder, i.e., a Permitted Bid may be a partial bid. The Rights Plan also allows a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid other than the requirement set out in clause 3.a) above and must not permit Common Shares tendered or deposited pursuant to the bid to be taken up or paid for prior to the close of business on the last day of the minimum initial deposit period that such take-over bid must remain open for deposits of securities thereunder pursuant to NI 62-104 after the date of the take-over bid constituting the Competing Permitted Bid; provided, however, that a take-over bid that has qualified as a Competing Permitted Bid shall cease to be a Competing Permitted Bid at any time and as soon as such time as when such take-over bid ceases to meet any or all of the foregoing provisions of the definition of “Competing Permitted Bid” and any acquisition of Common Shares and/or Convertible Securities made pursuant to such take- over bid that qualified as a Competing Permitted Bid, including any acquisition of Common Shares and/or Convertible Securities made before such take-over bid ceased to be a Competing Permitted Bid, will not be a “Permitted Bid Acquisition” (as defined in the Rights Plan).

Waiver and Redemption

The Board may, prior to the occurrence of a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of, among other things, a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of our Common Shares. In such an event, such waiver shall also be deemed to be a waiver in respect of any other Flip-in Event occurring under a take-over bid made by way of a take-over bid circular to all holders of Common Shares prior to the expiry of the first mentioned take-over bid.

The Board may, with the approval of a majority of Independent Shareholders (or, after the Separation Time has occurred, holders of rights, other than rights which are void pursuant to the provisions of the Rights Plan or which, prior to the Separation Time, are held otherwise than by Independent Shareholders), at any time prior to the occurrence of a Flip-in Event which has not been waived, elect to redeem all, but not less than all, of the then outstanding rights at a price of CAN$0.00001 each, appropriately adjusted as provided in the Rights Plan (the “Redemption Price”).

Where a take-over bid that is not a Permitted Bid or Competing Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all the outstanding rights at the Redemption Price without the consent of the holders of the Common Shares or the rights and reissue rights under the Rights Plan to holders of record of Common Shares immediately following such redemption. Upon the rights being so redeemed and reissued, all the provisions of the Rights Plan will continue to apply as if the Separation Time had not occurred, and the Separation Time will be deemed not to have occurred and we shall be deemed to have issued replacement rights to the holders of its then outstanding Common Shares.

Amendment to the Rights Plan

The Rights Plan may be amended to correct any clerical or typographical error or to make such changes as are required to maintain the validity of the Rights Plan as a result of any change in any applicable legislation, regulations or rules thereunder, without the approval of the holders of the Common Shares or rights. Prior to the Separation Time, we may, with the prior consent of the holders of Common Shares, amend, vary or delete any of the provisions of the Rights Plan in order to effect any changes which the Board, acting in good faith, considers necessary or desirable. We may, with the prior consent of the holders of rights, at any time after the Separation Time and before the Expiration Time, amend, vary or delete any of the provisions of the Rights Plan.

Protection Against Dilution

The Exercise Price, the number and nature of securities which may be purchased upon the exercise of rights and the number of rights outstanding are subject to adjustment from time to time to prevent dilution in the event of stock dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Common Shares, pro rata distributions to holders of Common Shares and other circumstances where adjustments are required to appropriately protect the interests of the holders of rights.

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Fiduciary Duty of Board

The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to our best interests and the best interests of our shareholders. The Board will continue to have the duty and power to take such actions and make such recommendations to our shareholders as are considered appropriate.

Exemptions for Investment Advisors

Fund managers, investment advisors (for fully-managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds, and administrators of registered pension plans are exempt from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Term

The Rights Plan will expire on the earlier of (i) the Termination Time (as defined within the Rights Plan); and (ii) the Close of Business on the date on which the annual meeting of the Corporation to be held in 2025 and at every third annual meeting of the Corporation thereafter (each such annual meeting being a “Reconfirmation Meeting”) occurs and at which the Rights Plan is not reconfirmed or presented for reconfirmation as contemplated in the Rights Plan (the “Expiration Time”).

11.3 – Recommendation of the Board

To be effective, the resolution approving the Rights Plan must be approved by not less than a majority of the votes cast (50% +1 vote) by the holders of Common Shares present virtually, or represented by proxy, at the Meeting. Shareholders will be asked at the Meeting to approve the following resolution:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION THAT:

1.	the continuance of the Rights Plan and the issuance of all Rights pursuant to the Rights Plan, all as substantially described in the management proxy circular of the Corporation dated May 16, 2022, is hereby reconfirmed and approved; and

2.	any one director or officer of the Corporation, be, and each of them is hereby, authorized and directed for and on behalf and in the name of the Corporation, to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to give effect to this resolution.”

Our Board recommends that shareholders vote in favour of the reconfirmation and approval of the Rights Plan. It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote the proxy in favour of the foregoing resolution at the Meeting.

SECTION 12 – STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board considers good corporate governance to be important to our effective operations. We comply with applicable Canadian legislation and regulations such as National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “CSA Disclosure Instrument”) and National Policy 58-201 – Corporate Governance Guidelines of the Canadian Securities Administrators. In addition, the CBCA sets out required disclosure in respect of diversity among directors and members of senior management (as prescribed in the regulations) that is required to be placed before shareholders at every annual meeting of a publicly listed CBCA corporation, which came into force on January 1, 2020 (the “CBCA Diversity Requirements”).

Pursuant to such requirements, we set out in Schedule A to this Circular the disclosure required by the CSA Disclosure Instrument (which are set out in Form 58-101F1 – Corporate Governance Disclosure of the CSA) and the CBCA Diversity Requirements and provide a response to each item, which collectively describe how we have integrated these “best practices” of corporate governance.

SECTION 13 – INDEBTEDNESS OF DIRECTORS AND OFFICERS

Neither at any time during the financial year ended December 31, 2021 nor as at the date hereof were any of the directors or officers indebted to us in respect of the purchase of our securities or otherwise. The Board has adopted a resolution prohibiting (i) the making of any new loans to its directors and officers and (ii) modifying the material terms of any such then existing loans.

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SECTION 14 – INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The management of the Corporation is not aware of any material interest, direct or indirect, of any informed person of the Corporation, any proposed director or any associate or affiliate of any informed person or proposed director in any transaction since the commencement of the Corporation’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Corporation or any of its subsidiaries. Applicable securities legislation defines an “informed person” as meaning any one of the following: (a) a director or executive officer of a reporting issuer; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (c) any person or company who beneficially owns, or who exercises control or direction over directly or indirectly, voting securities of a reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

SECTION 15 – SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING OF SHAREHOLDERS

Shareholder proposals to be considered at the 2023 annual meeting of shareholders must be received at the head office of the Corporation no later than March 23, 2023 to be included in the management proxy circular for such annual meeting.

SECTION 16 – ADDITIONAL INFORMATION

We will provide the following documents to any person or company upon request to our Corporate Secretary, at 222 Bay St. Suite 3000, Toronto, ON M5K 1E7:

●	one (1) copy of our audited annual financial statements for our most recently completed financial year together with the report of the independent registered public accounting firm thereon and Management’s Discussion and Analysis for such financial year and one copy of any interim financial statements that we published subsequent to the financial statements for our most recent financial year and Management’s Discussion and Analysis thereon; and
●	one (1) copy of this Circular.

In addition, our Form 20-F will be available from the date of its filing with the securities commissions or similar securities regulatory authorities in Canada and the U.S. as well as any other document incorporated by reference therein. We may require the payment of reasonable expenses if a request is received from a person who is not a holder of our securities, unless we make a distribution of our securities pursuant to a short-form prospectus, in which case such documents will be provided free of charge. Additional information relating to the Corporation and copies of our public disclosure documents, including financial statements, information circulars and annual information forms, are also available at the following websites: www.zentaris.com, www.sedar.com and www.sec.gov. Financial information related to us is provided in our audited consolidated financial statements and Management’s Discussion and Analysis for the financial year ended December 31, 2021.

SECTION 17 – DIRECTORS APPROVAL

The Board has approved the contents of this Circular and its sending to the shareholders of the Corporation.

Dated at Toronto, Ontario, May 16, 2022.

/s/ Carolyn S. Egbert

Carolyn S. Egbert

Chair of the Board

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SCHEDULE A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

FORM 58-101F1

1.	BOARD OF DIRECTORS

A.	Disclose the identity of directors who are independent.

Four (4) of the current directors are independent, namely Carolyn Egbert, Gilles Gagnon, Peter G. Edwards and Dennis Turpin.

B.	Disclose the identity of directors who are not independent and describe the basis for that determination.

Klaus Paulini, the President and Chief Executive Officer of the Corporation, is not independent as he is currently an executive officer of the Corporation.

C.	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board of Directors (the “Board”) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board is currently composed of a majority of independent directors, being four out of five directors. Management is proposing five candidates for election as directors at the Meeting, the majority of which, being four out of five directors, will be independent.

D.	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Name of director	Name of reporting issuer
Gagnon, Gilles	Ceapro Inc.

E.	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If not, describe what the Board does to facilitate open and candid discussion amongst its independent directors.

During every regular Board meeting, there is a portion during which members of management do not participate.

F.	Disclose whether or not the Chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

The Chair of the Board, Ms. Carolyn Egbert, is an independent director.

G.	Disclose the attendance record of each director for all Board meetings held since the beginning of the most recently completed financial year.

There were 12 Board meetings, 7 Audit Committee meetings, 7 NGCC and 2 Strategic Committee meetings held between January 1, 2021 and the date of this Circular. The following table sets forth the attendance record of each director for such meetings.

A-1

Board Director	Board Meeting	Audit Committee	NGCC	Strategic Committee
Desbiens, Pierre-Yves(1)	1	1	0	1
Edwards, Peter	12	7	7	2
Egbert, Carolyn	12	7	7	2
Gagnon, Gilles	12	7	7	2
Paulini, Klaus	12	7	7	1
Turpin, Dennis(2)	11	6	6	0

(1)	Mr. Pierre-Yves Desbiens’ tenure on the Board ended on May 5, 2021.
(2)	Mr. Dennis Turpin joined the Board on May 5, 2021.

2.	BOARD MANDATE

Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board has adopted and approved a written mandate that was amended and restated on December 4, 2014, a copy of which is attached as Schedule B to this Circular.

3.	POSITION DESCRIPTIONS

A.	Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has adopted and approved a written description for the chair of the Board and the chair of each Board committee. The mandate of the Chair of the Board states that he/she is responsible for the administration, development and efficient operation of the Board. The Chair assists the President and Chief Executive Officer in overseeing the operational aspects involved in managing the Corporation. In addition, the Chair ensures that the Board adequately discharges its mandate and that the Board’s responsibilities and lines of delineation between the Board and management are well understood by the directors. The mandates of each committee chair provide that each chair’s responsibility is to manage efficiently his or her respective committee. Each committee chair must ensure that the committee adequately discharges its mandate. Committee chairs must report regularly to the Board on the business of their committee.

B.	Disclose whether or not the Board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the Chief Executive Officer.

The Board and the Chief Executive Officer have developed a written position description for the Chief Executive Officer. The Board expects the Chief Executive Officer and the Corporation’s senior management team to be responsible for the management of the Corporation’s strategic and operational agenda and for the execution of the decisions of the Board.

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4.	ORIENTATION AND CONTINUING EDUCATION

A.	Briefly describe what measures the Board takes to orient new directors regarding: (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

The Board ensures that every new director possesses the capacities, expertise, availability and knowledge required to fill this position. In addition, the Chair of the Board meets new directors in order to give them information on the Corporation’s operations. Each new director receives an information booklet that includes the mandate of the Board and all corporate documents related to operations, product pipeline and financial condition.

B.	Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge to meet their obligations as directors.

The Board caused the Corporation to obtain a corporate membership in the Institute of Corporate Directors (the “Institute”), which membership permits individual directors to avail themselves of continuing education programs sponsored by the Institute. The Board encourages its members to enroll in programs conducted by the Institute and to apply the knowledge gained in the performance of their duties as members of the Board.

5.	ETHICAL BUSINESS CONDUCT

A.	Disclose whether or not the Board has adopted a written code for the directors, officers, and employees. If the Board has adopted a written code:

(i)	Disclose how a person or company may obtain a copy of the code.

The Corporation has adopted a Code of Conduct and Business Ethics applicable to all of its directors, officers, employees and contractors (the “Code of Ethical Conduct”). The Corporation has also adopted a Code of Business Conduct and Ethics for members of its Board (“Code of Business Conduct”). Each of the Code of Ethical Conduct and Code of Business Conduct are available on the website of the Corporation.

(ii)	Describe how the Board monitors compliance with its code or, if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code.

A copy of the Code of Ethical Conduct was sent to each director, officer and employee when it was initially adopted and such persons also receive copies of the Code of Ethical Conduct as and when it is updated. In addition, each new director, officer or employee also receives a copy of the relevant Code when hired. The Corporation has selected an independent third-party supplier to provide a confidential and anonymous communication channel for reporting concerns about possible violations of the Code as well as financial and/or accounting irregularities or fraud.

(iii)	Provide a cross-reference to any material change report filed since the beginning of the most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change report was filed by the Corporation since January 1, 2021 regarding departures from the Code of Ethical Conduct or Code of Business Conduct by directors or executive officers.

B.	Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

There is no director or executive officer of the Corporation who has a material interest in any transaction to which the Corporation is a party, other than ordinary course employment agreements. In the case of a material transaction whereby a director or executive officer would have an interest, the Audit Committee or a special committee of independent directors would analyze the situation and, if necessary, an external consultant would be appointed to make a recommendation on the appropriateness of entering into the transaction involving the director or executive officer.

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C.	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

On the website of the Corporation, under the section “Corporate Governance”, the Corporation indicates its commitment to preserving its reputation for integrity and excellence, and conducting the business and activities of the Corporation honestly and ethically and in compliance with applicable laws, rules and regulations. The Board has delegated to the Audit Committee the responsibility to ensure compliance with the Corporation’s culture of ethical business conduct. A mechanism for confidential and anonymous disclosure has been put in place and is also available on the website of the Corporation. In addition, in compliance with the Corporation’s policy, the Chair of the Audit Committee reports on a quarterly basis any report or complaints made under the anonymous hotline.

6.	NOMINATION OF DIRECTORS

A.	Describe the process by which the Board identifies new candidates for Board nomination.

The selection of new candidates is made by the NGCC. This committee establishes the criteria in respect of the complementarity and expertise that each candidate for election to the Board would bring to the Board. Next, the committee recommends to the Board new candidates for approval.

B.	Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The NGCC is composed entirely of independent directors.

C.	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The NGCC serves as the Corporation’s nominating committee. The responsibilities, powers and operation of this committee are set forth in its mandate, which is attached as Schedule D to this Circular.

7.	COMPENSATION

A.	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The compensation of directors and officers is recommended by the NGCC to the Board for approval. Compensation is reviewed annually.

B.	Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The NGCC serves as the Board’s compensation committee. Each member of the NGCC is an independent director.

C.	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The NGCC serves as the Board’s compensation committee. The responsibilities, powers and operation of the NGCC are set forth in its mandate, which is attached as Schedule D to this Circular.

8.	OTHER BOARD COMMITTEES

If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the Audit Committee and the NGCC, the Strategic Committee was formed on December 1, 2021.

The Strategic Committee was established to evaluate, consider, recommend to the Board and implement opportunities to maximize shareholder value including, without limitation, through financings, mergers and acquisitions, partnerships, business development or other strategic opportunities.

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9.	ASSESSMENTS

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees and its individual directors are performing effectively.

The NGCC is responsible for assessing the Board as a whole and each individual director, including the Chair, on an annual basis. The Chair of the Board, meets with every Board member on an individual basis. Reports of the findings and recommendations, if any, are then presented to the Board and time is set aside at that meeting for a full and comprehensive discussion regarding the effectiveness of the Board and the committees and any agreed upon improvements are implemented.

10.	DIRECTOR TERM LIMITS AND OTHER MECHANISMS OF BOARD RENEWAL

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanism of board renewal and, if so, include a description of those director term limits or other mechanism of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Corporation has not adopted term limits for directors because (i) the risk profile of the Corporation makes it more difficult for the Corporation to attract and to retain highly qualified board members than other companies and (ii) the nature of the Corporation’s business is highly technical, meaning that knowledge of the Corporation’s product pipeline and the development potential thereof takes a considerable time for a director to acquire. The Corporation seeks to avoid losing the services of a qualified director with knowledge of its business through the imposition of an arbitrary term limit.

11.	POLICIES REGARDING THE REPRESENTATION OF MEMBERS OF DESIGNATED GROUPS ON THE BOARD

A.	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of directors that are members of Designated Groups (as defined below). If the issuer has not adopted such a policy, disclose why it has not done so.

The Corporation has not adopted a written policy relating to the identification and nomination of directors that are women, Indigenous peoples (First Nations, Inuit and Métis), persons with disabilities or members of visible minorities (collectively, “Designated Groups”). The NGCC generally identifies, evaluates and recommends candidates to become members of our Board with the goal of creating a Board that, as a whole, consists of individuals with various and relevant career experience, industry knowledge and experience, and financial and other specialized expertise. The composition of the Board of Directors is primarily a question of experience and expertise brought by each nominee to the Board of Directors. The NGCC, when searching for nominees to the Board of Directors, also takes diversity, including gender diversity, into account. Primarily, the Board of Directors needs directors who have the expertise and the skills necessary for specialty biopharmaceutical companies. Although the NGCC does not have a formal diversity policy concerning membership of the Board, it considers diversity in its broadest sense when evaluating candidates, including persons diverse in gender, ethnicity, experience, and background.

B.	If the issuer has adopted a policy referred to in A., disclose the following in respect of the policy: (i) a short summary of its objectives and key provisions; (ii) the measures taken to ensure that the policy has been effectively implemented; (iii) annual and cumulative progress by the issuer in achieving the objectives of the policy; and (iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

The Corporation does not have a written policy relating to the identification and nomination of directors that are members of Designated Groups.

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12.	CONSIDERATION OF THE REPRESENTATION OF MEMBERS OF DESIGNATED GROUPS IN THE DIRECTOR IDENTIFICATION AND SELECTION PROCESS.

Disclose whether and, if so, how the board or nominating committee considers the level of representation of members of Designated Groups on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of members of Designated Groups on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

The NGCC considers all factors it deems relevant in the process of identifying and nominating candidates for election or re-election to the Board. While not having a formal requirement to consider the level of representation of women on the Board, the NGCC nominated one woman for re-election to the Board based on the Corporation’s requirement for a particular set of skills that the NGCC found most clearly in the candidate.

13.	CONSIDERATION GIVEN TO THE REPRESENTATION OF MEMBERS OF DESIGNATED GROUPS IN EXECUTIVE OFFICER APPOINTMENTS

Disclose whether and, if so, how the issuer considers the level of representation of members of Designated Groups in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of members of Designated Groups in executive officer positions when making executive officer appointments, disclose the issuer’s reason for not doing so.

The Corporation identifies, evaluates and recommends persons to become executive officers with the goal of creating a senior management team that, as a whole, consists of individuals with various and relevant career experience and industry knowledge and experience. The composition of the senior management team is primarily a question of the experience and expertise brought by officer. Primarily, the Corporation needs executive officers who have the expertise and the skills necessary for specialty biopharmaceutical companies in the process of transformation from a singular research and development focus to a comprehensive commercial focus.

Total number of directors on the board of directors and senior management members

Board of Directors	5
Senior Management	10

Representation of designated groups on the Board of Directors

Designated Groups	Number	Percentage
Women	1	20%
Indigenous peoples	Nil	Nil
Members of visible minorities	Nil	Nil
Persons with disabilities	Nil	Nil
Number of individuals that are members of more than one Designated Group	Nil	Nil

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Representation of designated groups among senior management team

Designated Groups	Number	Percentage
Women	3	30%
Indigenous peoples	0	0
Members of visible minorities	0	0
Persons with disabilities	0	0
Number of individuals that are members of more than one Designated Group	0	0

14.	ISSUER’S TARGETS REGARDING THE REPRESENTATION OF MEMBERS OF DESIGNATED GROUPS ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

For purposes of this item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of members of Designated Groups on the issuer’s board or in executive officer positions of the issuer by a specific date. Disclose whether the issuer has adopted a target regarding members of Designated Groups on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so. Disclose whether the issuer has adopted a target regarding members of Designated Groups in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so. If the issuer has adopted a target of either type, disclose the target and the annual and cumulative progress of the issuer in achieving the target.

The Corporation has not adopted a target regarding the number of members of Designated Groups on the Board because the NGCC generally identifies, evaluates and recommends candidates to become members of our Board with the goal of creating a Board that, as a whole, consists of individuals with various and relevant career experience, industry knowledge and experience, and financial and other specialized experience, while taking diversity, including gender diversity, into account. The Corporation has not adopted a target regarding members of Designated Groups in executive officer positions because the Corporation has been focused in recent years in managing its fiscal resources and, while trying to manage its fiscal resources prudently, finding executive officers who have the expertise and the skills necessary for specialty biopharmaceutical companies in the process of transformation from a singular research and development focus to a comprehensive commercial focus.

15.	NUMBER OF MEMBERS OF DESIGNATED GROUPS ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

A.	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are members of Designated Groups.

See above response to Question 12.

B.	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are members of Designated Groups.

See above response to Question 13.

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SCHEDULE B

MANDATE OF THE BOARD OF DIRECTORS

1.	STEWARDSHIP RESPONSIBILITY

The Board of Directors (the “Board”) of Aeterna Zentaris Inc. (the “Corporation”) is responsible for the stewardship of the Corporation. This role is primarily carried out by the Board’s supervision of the management of the Corporation’s business and affairs by its senior officers. The functions duties and powers of directors are set out in the Canada Business Corporations Act (the “CBCA”), the Corporation’s Articles and By-Laws and within the developing principles of common law. Directors cannot and do not manage the affairs of the Corporation in the literal sense, as such duties are delegated to the Corporation’s officers. The function of directors relates more to the supervision of the management rather than to the actual management of the Corporation. Generally, the directors’ role is to provide supervision of the management of the Corporation, to approve policies of the Corporation and to be knowledgeable about and approve of the major decisions taken by the Corporation. The Board’s role includes advocating and supporting the best interests of the Corporation.

The Board seeks to perform its role by reviewing, discussing and approving the Corporation’s strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhances and preserves the business of the Corporation and its underlying value. In broad terms, the stewardship of the Corporation involves the Board in strategic planning, risk management and mitigation, senior management appointments, succession planning, communication policy, safety and environmental issues, corporate governance and internal control integrity.

2.	ORGANIZATION, POWERS AND ROLE

a)	General. The Board delegates to the Corporation’s senior officers the responsibility for the day-to-day management of the Corporation while providing guidance and direction to such senior officers. The Board’s primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Corporation’s strategic objectives.

b)	Composition. The Board shall be composed of a minimum of five (5) and a maximum of fifteen (15) directors. The Board is to be constituted of a majority of individuals who qualify as independent directors, as determined by the Board in accordance with applicable securities laws and standards of the stock exchanges on which the Corporation’s securities are listed. The composition of the Board should provide an appropriate mix of skills, knowledge, business expertise and experience in the Corporation’s areas of activities and an understanding of the industry and the geographical areas in which the Corporation operates.

c)	Appointment. Directors are elected annually by the shareholders of the Corporation, but the directors may from time to time appoint one or more directors, provided that the total number of directors so appointed does not exceed one third (1/3) of the number of directors elected at the last annual meeting of shareholders. The mandate (or term) of each director terminates at the end of the annual shareholders’ meeting following that at which he or she was elected.

d)	Chair of the Board. Members of the Board shall elect a Chair from among the directors of the Corporation and the Chair shall preside at all meetings of the Board. In addition, if and for as long as the Chair is not an independent director, the Board should also nominate a Lead Director, if appropriate, from among the independent directors to take on appropriate duties. Management is encouraged to attend Board meetings, where appropriate, to provide additional insight to matters being considered by the Board. Regularly following meetings of the Board, the directors shall hold meetings at which senior management, including any management director and any non-independent Chair, is not present in order to ensure a free and open discussion between directors. If the Chair is not present at any meeting of the Board, the Lead Director shall preside at the meeting. The Chair of the Board develops the agenda for each meeting of the Board in consultation with the Chief Executive Officer, the Corporate Secretary and the Lead Director (if there is one). The agenda and the appropriate materials are provided to directors of the Corporation on a timely basis prior to any meeting of the Board.

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e)	Quorum and Meetings. The quorum at any meeting of the Board is a majority of directors in office and meetings of the Board are held at least quarterly and as required. In addition, at one of the quarterly Board meetings or at a special meeting of the Board held for that purpose, at least once a year, the Board must review the Corporation’s strategic plan. Directors may attend all meetings either in person, videoconference or by teleconference; however, directors are expected to attend all board meetings and meetings of committees of which they are members and to review all meeting materials in advance.

f)	Director Compensation. Members of the Board shall receive such remuneration for acting as directors as the Board may from time to time determine. The Corporation’s Nominating, Governance and Compensation Committee (“NGCC”) shall periodically review all aspects of such remuneration and make recommendations to the Board respecting the same. The Chief Executive Officer shall receive no compensation for acting as a director.

g)	Delegation. The Board may delegate certain responsibilities to Board committees. Such committees shall have a written Board-approved charter, except in the case of special committees of the Board, which may be appointed from time to time. The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. Subject to applicable law and to the Corporation’s Articles and By-Laws, the Board retains the responsibility for managing its own affairs including:

i)	planning its composition and size;
ii)	selecting its Chair;
iii)	providing orientation and on-going education for its directors;
iv)	nominating candidates for election to the Board;
v)	appointing committees;
vi)	determining director compensation;
vii)	setting expectations and responsibilities of directors, including attendance at, preparation for and participation in Board and committee meetings;
viii)	assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities;
ix)	determining dividend policies and procedures;
x)	issuing securities, except as authorized by the Board;
xi)	purchasing, redeeming or otherwise acquiring shares of the Corporation;
xii)	making, amending and repealing by-laws of the Corporation;
xiii)	calling the annual meeting of the shareholders of the Corporation;
xiv)	filling any vacancy among directors or in the office of auditor of the Corporation or appointing additional directors; or
xv)	submitting to the shareholders any question or matter requiring the approval of the shareholders.

h)	Retention of consultants. The Board has the authority to retain, at the Corporation’s expense, outside advisors and consultants to report directly to the Board of Directors on board-wide issues.

i)	Fiduciary Duties. Considering the special relationship between the directors and the Corporation, which places the directors in a position of trust and control, the common law characterizes the nature of the duties owed by the directors of the Corporation as “fiduciary duties.” Generally, a director’s fiduciary duty consists of a duty to act honestly and in good faith and with a particular standard of care. The standard of care required of directors and officers is codified in the CBCA, which provides that every director and officer of a corporation in exercising his/her powers and discharging his or her duties shall:

i)	act honestly and in good faith with a view to the best interests of the corporation; and,

ii)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

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j)	Conflicts of Interest. If a director faces a potential or actual conflict of interest relating to a matter before the Board, that member should alert the Chair, or depending on when the matter becomes known, the Board as a whole. If the Chair faces a potential or actual conflict of interest, the Board Chair should advise the Chair of the Audit Committee. If the Chair, or the Chair of the Audit Committee, as the case may be, concurs that a potential or actual conflict of interest exists, the member faced with such conflict should disclose to the Board the member’s interest and should not participate in consideration of the matter and should not vote on the matter. The Corporate Secretary should maintain a written record of any disclosure of conflict by a Board member either in the minutes of the Board or otherwise.

3.	COMMITTEES OF THE BOARD

In accordance with the Corporation’s Articles and By-Laws, as appropriate, the Board should:

a)	elect annually from among its members an Audit Committee, and a Nominating, Governance and Compensation Committee (the “NGCC”), each to be composed of not fewer than three directors. The committees shall each adopt a formal written charter approved by the Board;
b)	appoint for each committee a Chair from among its members;
c)	appoint additional committees as circumstances may warrant; and,
d)	appoint special committees periodically to address certain issues of a more short-term nature.

4.	RESPONSIBILITIES

The Board has the following specific responsibilities:

a)	Strategic Planning and Risk Management. The Board should ensure that a strategic planning process is in place; review and approve the Corporation’s long-and short-term strategies, visions and missions and monitor management’s success in implementing the strategies. The Board should also approve on at least an annual basis, a strategic business plan, taking into account, among other things, business opportunities and risks of the business. As part of the strategic plan review process, the Board should approve and monitor the implementation of the Corporation’s annual business plan and ensure that management puts in place appropriate systems and processes to manage the principal risks with a view to the long-term viability of the Corporation. The Audit Committee should regularly review specific areas of the Corporation’s financial functions, including the integrity of the Corporation’s internal controls and information systems and the NGCC should review risks related to succession planning. Reports on these reviews should be included as part of the regular review by the whole Board of the Corporation’s operating performance.

b)	Independence and Lead Director. To facilitate the functioning of the Board independently of Corporate management and the non-independent directors, the Board may appoint one of its independent directors to act as Lead Director. The Lead Director should consult and meet with any or all of the independent directors, at the discretion of either party, and with or without the attendance of the Chair, and should represent such directors in discussions with the Chair on corporate governance issues and other matters. The Lead Director should also promote best practices and high standards of corporate governance and assist in the process of conducting director evaluations.

c)	Communication and Financial Matters. The Board believes that accurate, timely and regular communication with its shareholders and the investment community is of ultimate importance. The Corporation has a formal disclosure policy, which has been reviewed and approved by the Board. As part of this policy, the Board should review and approve, upon recommendation by the Audit Committee, the general content and the Audit Committee’s report on the financial aspects of, the Corporation’s Annual Information Form (or the Annual Report on Form 20-F in lieu thereof), Management Proxy Circular, Consolidated Financial Statements, Management’s Discussion and Analysis, the Corporation’s schedule of authority, prospectuses and any other document required to be disclosed or filed by the Corporation before such documents are publicly disclosed or filed with the appropriate regulatory authorities. In addition, as directed and monitored by the Board, senior management is charged with the responsibility of complying with the Corporation’s regulatory disclosure obligations and resounding to inquiries from shareholders, analysts and other interested parties.

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d)	Internal Control and Reporting. The integrity of the Corporation’s internal control and reporting systems are the primary responsibility of management with oversight review by the Audit Committee, which should meet regularly with both the Corporation’s financial and accounting personnel and the Corporation’s internal and external auditors to review these matters. The Audit Committee should report to the full Board with respect to any issues that arise out of such discussions.

e)	Corporate Governance. The NGCC’s role includes making recommendations to the Board on all matters relating to corporate governance, including the appropriateness of the Corporation’s governance structure in view of its position in the targeted marketplace.

f)	New Board Nominees, Board Size and Board Effectiveness. The NGCC is responsible for proposing new board nominees. The subject of the board size should be considered periodically by the Board and on an on-going basis by the NGCC. If a Lead Director is in place, the Lead Director and the NGCC should annually assess the effectiveness of the Board as a whole, the committees of the Board, and the contribution of the individual directors and the results of these assessments should be reported to the Board.

g)	Executive Performance and Compensation. The Board should:

i)	Appoint all officers and monitor and assess the performance of the CEO and executives who report to the CEO, following a review of the recommendations of the NGCC in collaboration with the Lead Director, if any;
ii)	Establish the annual corporate goals and objectives for the CEO; If the Chair is not independent, the Lead
Director, in collaboration with the NGCC, should establish the annual corporate goals and objectives for the CEO;
iii)	Approve the compensation, of the CEO and executives who report to the CEO upon recommendation by the NGCC, taking into consideration Board expectations and fixed goals and objectives;
iv)	Ensure that the CEO and senior management create a culture of integrity throughout the Corporation that creates and reinforces good conduct and ethical behavior and discourages inappropriate or excessive risk taking;
v)	Upon review of the recommendations of the NGCC, approve certain matters relating to all employees, including the Corporation’s broad compensation strategy and philosophy, new long-term and short-term benefit programs or material changes to existing programs and stock option and stock grant awards; and
vi)	Provide advice and counsel to the CEO in the execution of the CEO’s duties.

h)	Succession Planning. The Board should ensure that effective succession planning programs are in place, including programs to appoint, train, develop and monitor management. The NGCC and the Chair, as well as the Lead Director, if any, should periodically review succession planning, including recommendations with respect to appointment of senior officers, as and when required. The full Board should approve the appointment of senior officers and the NGCC should monitor senior management succession.

i)	Board Compensation. As part of its mandate, the NGCC should periodically review the adequacy and form of compensation of directors, including minimum share ownership requirements, and should make appropriate recommendations to the Board. In making its recommendations, the NGCC should take into account appropriate, comparative market data and the level and form of compensation necessary to attract directors of the caliber and experience required to effectively oversee an organization of the Corporation’s current size, complexity and market scope.

j)	Board Orientation and Education. All new members of the Board should be provided with the Board Mandate, detailed information on the Corporation, its charter, history and policies relevant to the Board and its members. The Board should also sponsor, as appropriate, and encourage continuing education of Board members to ensure current knowledge compatible with the business. Regular visits to business sites and meetings with senior management should also be encouraged and arranged to allow directors the opportunity to familiarize themselves with the Corporation’s operations and business first-hand.

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k)	Position Descriptions. The NGCC should formulate for Board approval position descriptions for the Chair, the Lead Director, the CEO and the Chair of each Board committee.

l)	Confidentiality. The Board should monitor management’s enforcement of policies respecting confidential treatment of the Corporation’s proprietary information and the confidentiality Board deliberations.

m)	Code of Conduct. The Board should ensure a written Code of Conduct (the “Code”) has been adopted by the Corporation, which is applicable to all directors, officers and employees. The Code constitutes written standards that are intended and reasonably designed to promote integrity, ethics and honesty and deter wrongdoing. In particular, the Code should address conflicts of interest, protection and proper use of corporate assets, confidentiality of corporate information, fair dealing with security holders, customers, suppliers, competitors and employees; compliance with laws, rules and regulations, and reporting of any illegal or unethical behavior. The Board should also monitor the Corporation’s compliance with all significant policies and procedures by which the Corporation is operated, including the Code.

5.	GENERAL

The Board shall periodically review and assess the adequacy of this Mandate and revise it as it deems appropriate. The performance of the Board should be periodically evaluated with reference to this Mandate. This Mandate should be disclosed on the Corporation’s website and elsewhere in accordance with all applicable regulatory requirements.

The Board’s role is an oversight role and nothing in this Mandate is intended to require the Board to ensure the Corporation’s or any other person’s compliance with applicable laws and regulations. The Board is not, and shall not be deemed to be, an agent of the Corporation’s security holders for any purpose whatsoever. The Board of Directors may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to security holders of the Corporation, or other liability whatsoever.

Adopted and approved by the Board of Directors on February 28, 2006 and amended by the Board of Directors on March 4, 2008 and amended and restated on December 4, 2014.

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SCHEDULE C

AUDIT COMMITTEE CHARTER

1.	MISSION STATEMENT

The Audit Committee (the “Committee”) of Aeterna Zentaris Inc. (the “Corporation”) will assist the Board of Directors in fulfilling its oversight responsibilities. The Committee will review the financial reporting process, the system of internal control, the audit process, and the Corporation’s process for monitoring compliance with laws and regulations and with the Code of Ethical Conduct. In performing its duties, the Committee will maintain effective working relationships with the Board of Directors, management, and the external auditors. To effectively perform his or her role, each Committee member will obtain an understanding of the detailed responsibilities of Committee membership as well as the Corporation’s business, operations, and risks.

The function of the Committee is oversight and while it has the responsibilities and powers set forth in this charter, it is neither the duty of the Committee to plan or to conduct audits or to determine that the Corporation’s financial statements are complete, accurate and in accordance with generally accepted accounting principles, nor to maintain internal controls and procedures.

2.	POWERS

The Board authorizes the Committee, within the scope of its responsibilities, to:

●	Perform activities within the scope of its charter.
●	Engage independent counsel and other advisers as it deems necessary to carry out its duties.
●	Set and pay the compensation for any advisors it employs.
●	Ensure the attendance of officers and/or other key employees having a finance or accounting function at meetings as appropriate.
●	Have unrestricted access to members of management, employees and relevant information.
●	Communicate directly with the internal and external auditors.

3.	COMPOSITION

●	The Committee shall be formed of at least three members, each of which shall qualify as an independent director, as determined by the Board in accordance with applicable securities laws and standards of the stock exchanges on which the Corporation’s securities are listed.
●	Each member shall provide a useful contribution to the Committee.
●	All members must be financially literate as defined in accordance with applicable securities laws and standards of the stock exchanges on which the Corporation’s securities are listed.
●	In addition, for as long as the Corporation’s securities are listed on the Nasdaq Stock Market, at least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication.
●	The chairperson of the Committee shall be appointed by the Board from time to time.
●	The term of the mandate of each member shall be one year.
●	The quorum requirement for any meeting shall be two members.
●	The secretary of the Committee shall be the secretary of the Corporation or any other individual appointed by the Board.

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4.	MEETINGS

●	If deemed necessary, the Committee may invite other individuals.
●	External auditors shall be invited, if needed, to make presentations to the Committee.
●	The Committee shall meet at least four times a year. Special meetings may be held if needed. If deemed necessary, external auditors may invite members to attend any meeting.
●	The Committee will meet with the external auditors at least once a year without management presence.
●	The minutes of each meeting shall be recorded.

5.	ROLE AND RESPONSIBILITIES

A.	Financial Information

i.	Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.
ii.	Ask management and external auditors about significant risks and exposures and the plans to minimize such risks.
iii.	Review the unaudited interim financial statements, the audited annual financial statements in addition to any documents which accompany such financial statements, such as the report of the external auditors, and obtain an explanation from management of all material variances between comparative reporting periods, prior to filing or disclosure. Without restricting the generality of the foregoing, the Committee shall discuss with management and the external auditors to the extent required, any issues and disclosure requirements regarding (a) the use of “pro forma” or “adjusted” non-GAAP/non-IFRS information, (b) any off balance sheet arrangements, and (c) any going concern qualification. Determine whether they are complete and consistent with the information known to Committee members, and assess whether the financial statements reflect appropriate accounting principles and recommend their approval to the Board of Directors.
iv.	Review and recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including Management’s Discussion and Analysis of financial condition and results of operations, all sections of the Annual Report on Form 20-F, quarterly reports and press releases concerning annual and interim financial results, and consider whether the information is adequate and consistent with members’ knowledge about the Corporation and its operations and financial position.
v.	Be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure referred to in the two preceding paragraphs, and periodically assess the adequacy of those procedures.
vi.	Review the compliance of the President and Chief Executive Officer and of the Chief Financial Officer certification letter on the Corporation’s controls and procedures disclosure of information and the attestation by management of the financial reports.
vii.	Pay particular attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures.
viii.	Focus on judgmental areas such as those involving valuation of assets and liabilities including, for example, the accounting for and disclosure of: obsolete or slow-moving inventory; loan losses; warranty, product, and environmental liability; litigation reserves and other commitments and contingencies.
ix.	Meet with management and the external auditors to review the financial statements and the results of the audit.
x.	Consider management’s handling of proposed audit adjustments identified by the external auditors.
xi.	Ensure that the external auditors communicate certain required matters to the Committee.
xii.	Be briefed on how management develops and summarizes quarterly financial information, the extent to which the external auditors review quarterly financial information, and whether that review is performed on a pre- or post-issuance basis.
xiii.	Meet with management and, if a pre-issuance review was completed, with the external auditors, either by telephone or in person, to review the interim financial statements and the results of the review.
xiv.	To gain insight into the fairness of the interim financial statements and disclosures, obtain explanations from management on whether.

●	Actual financial results for the quarter or interim period varied significantly from budgeted or projected results;

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●	Changes in financial ratios and relationships in the interim financial statements are consistent with changes in the Corporation’s operations and financing practices;
●	International Financial Reporting Standards (Generally accepted accounting principles) have been (consistently) applied;
●	There are any actual or proposed changes in accounting or financial reporting practices;
●	There are any significant or unusual events or transactions;
●	The Corporation’s financial and operating controls are functioning effectively;
●	The Corporation has complied with the terms and conditions of loan agreements or security indentures; and
●	The interim financial statements contain adequate and appropriate disclosures.

xv.	Ensure that the external auditors communicate certain required matters to the Committee.

B.	External Audit

i.	Review the professional qualification of the auditors (including background and experience of partner and auditing personnel).
ii.	Consider and make any necessary determinations with respect to the independence of the external auditor and any potential conflicts of interest.
iii.	Review on an annual basis the performance of the external auditors and make recommendations to the Board for their compensation, their appointment, retention and termination of their appointment.
iv.	Perform a comprehensive review of the external auditors at least once every five years.
v.	Oversee the work of the external auditors, including the resolution of disagreements between management and the external auditors regarding financial reporting.
vi.	Require the external auditors to report directly to the Committee and make sure to receive periodic reports from the external auditors.
vii.	Review and approve the external auditors’ scope and plan of the annual audit, as well as the approach for the current year in light of the Corporation’s present circumstances and changes in regulatory and other requirements.
viii.	Annually, or more frequently as may be required, consult with the external auditors, without the presence of management, as to internal controls, the fullness and accuracy of the financial statements, any significant difficulties encountered during the course of the audit or access to required information, the quality of financial personnel, the level of co-operation received from management any unresolved material differences of opinion or disputes.
ix.	Discuss with the external auditor the appropriateness of the accounting policies applied in the Corporation’s financial reports and whether they are considered as aggressive, balanced or conservative.
x.	Approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services.
xi.	Pre-approve all audit, audit-related and non-audit services to be provided to the Corporation or any of its subsidiaries, by the external auditors (and its affiliates), in accordance with applicable securities laws (or delegate such pre-approval if and to the extent permitted by law), and consider the potential impact of such services on the independence of the external auditors, provided that the external auditors may not be retained by the Corporation to perform specifically listed categories of non-audit services as set forth by the SEC.
xii.	Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.
xiii.	Review post-audit or management letters, containing recommendations of the external auditors and management’s response, including the evaluation by the external auditors of the adequacy and effectiveness of management’s internal control systems and procedures for financial reporting, and management’s responses to any identified weaknesses. xiv. Review any other material written communication provided by the external auditors to the Corporation’s management and submitted to the Committee.

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C.	Internal Control

i.	Evaluate whether management is setting the appropriate tone at the top by communicating the importance of internal controls and ensuring that all individuals possess an understanding of their roles and responsibilities.
ii.	Understand the controls and processes implemented by management to ensure that the financial statements derive from the underlying financial systems, comply with relevant standards and requirements, and are subject to appropriate management review.
iii.	Discuss with the external auditors and management, the adequacy and effectiveness in the design and operation of the disclosure controls and internal controls of the Corporation and make recommendations for the improvement of such controls or particular areas where new or more detailed controls or procedures are desirable.
iv.	Satisfy itself as to the adequacy of the Corporation’s review procedures regarding disclosure of other financial information.
v.	Gain an understanding of the current areas of financial risk and how these are being handled by the management.
vi.	Focus on the extent to which management reviews computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of a systems breakdown.
vii.	Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.
viii.	Ensure that the external auditors keep the Committee informed about fraud, illegal acts, deficiencies in internal control, and any other matter deemed appropriate.
ix.	Monitor and supervise procedures for (1) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and (2) for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Corporate governance

i.	Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management’s investigation and follow-up (including disciplinary action) on any fraudulent acts or accounting irregularities.
ii.	Periodically obtain updates from management, general counsel, and tax director regarding compliance.
iii.	Be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements.
iv.	Review the findings of any examinations by regulatory agencies.
v.	Ensure that a Code of Ethical Conduct is formalized in writing and that all employees are aware of it.
vi.	Review periodically, in consultation with the Nominating, Governance and Compensation Committee and the Board of Directors, the content of the Code of Ethical Conduct and make sure employees are informed of amendments.
vii.	Evaluate whether management is setting the appropriate tone at the top by communicating the importance of the Code of Ethical Conduct and the guidelines for acceptable business practices.
viii.	Review the program for monitoring compliance with the Code of Ethical Conduct.
ix.	Periodically obtain updates from management and general counsel regarding compliance.

D.	Other Responsibilities

i.	Meet with the external auditors and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately.
ii.	Ensure that significant findings and recommendations made by the external auditors are received and discussed on a timely basis.

iii.	Review, with the Corporation’s counsel, any legal matters that could have a significant impact on the Corporation’s financial statements.
iv.	Review the policies and procedures in effect for considering officers’ expenses and perquisites.
v.	If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist.
vi.	Perform other oversight functions as requested by the full Board.
vii.	Regularly update the Board of Directors about Committee activities and make appropriate recommendations.
viii.	Ensure the Board is aware of matters that may significantly impact on the financial condition or affairs of the business.
ix.	Prepare any reports required by law or standards of the stock exchanges on which the Corporation’s securities are listed or requested by the Board, for example a report on the Committee’s activities and duties to be included in the section on corporate governance in the Annual Report on Form 20-F.
x.	Prepare and review with the Board, in the manner the Committee deems appropriate, an annual performance evaluation of the Committee and its members, comparing its performance with the requirements of this charter.
xi.	Review and update the Committee charter annually.
xii.	Discuss any changes required to be made to this charter with the Board and ensure the charter and any such changes are approved by the Board.

Adopted and approved by the Board of Directors on May 5, 2000, and amended by the Board of Directors on each of February 26, 2004, February 28, 2006, March 4, 2008, March 10, 2009, March 23, 2010 and amended and restated on November 4, 2014.

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SCHEDULE D

MANDATE OF THE NOMINATING, GOVERNANCE AND COMPENSATION COMMITTEE

The Nominating, Governance and Compensation Committee (the “NGCC”) of Aeterna Zentaris Inc. (the “Corporation”) is a committee of the Board of Directors of the Corporation (the “Board”) which assists the Board in developing the Corporation’s approach to corporate governance issues, proposes individuals qualified to become Board members, consistent with criteria approved by the Board; oversees the assessment of the effectiveness of the Board and its committees, their respective chairs and individual directors; develops and recommends to the Board a set of corporate governance principles applicable to the Corporation; and, plays a leadership role in the Corporation’s corporate governance. This committee also assists the Board in discharging its responsibilities relating to executive and other human resources hiring, assessment, compensation and succession planning.

1.	COMPOSITION OF THE COMMITTEE AND OPERATION

The NGCC shall have at least three (3) members, each of whom shall meet the independence requirements of the applicable securities laws and standards of the stock exchanges on which the Corporation’s securities are listed. Members of the NGCC shall possess the experience, knowledge and skills to suitably serve on the Committee. The Board, after due consideration of the recommendation of the NGCC, shall appoint the members of the NGCC. The chair of the NGCC shall be elected by the independent directors of the Board. The term of the mandate of each member shall be generally one year. The NGCC shall meet as often as may be deemed necessary or appropriate in its judgment, but no less than four (4) times each year, either in person or telephonically. The quorum at any meeting is a majority of its members.

The Chair of the NGCC shall develop the agenda for each meeting of the NGCC in consultation with the Chair of the Board, the Lead Director (if there is one) and the Corporate Secretary. The agenda and the appropriate materials shall be provided to members on a timely basis prior to any meeting. The Chair of the NGCC shall make regular reports to the Board with respect to its activities.

The NGCC shall review its mandate from time to time as appropriate and report to the Board on its adequacy. In addition, it annually assesses both its own performance as well as that of its members.

2.	AUTHORITY

The NGCC has authority to take appropriate actions necessary to discharge its responsibilities. Such authority includes, but is not limited to, the power to:

a)	Retain outside counsel, accountants, outside advisors, consultants, or others to assist in the conduct of an investigation, or as it determines appropriate, to advise or assist in the performance of its functions. The NGCC, or its chair shall preapprove all services provided to the Corporation at the request of management by any compensation consultant or advisor, or any of its affiliates, retained to assist the NGCC in determining compensation for any of the Corporation’s directors or executive officers. The NGCC shall have sole authority to retain and terminate any search firm to be used to identify director candidates, including sole authority to approve the search firm’s fees and other retention terms;

b)	Seek any information it requires from employees or external parties. Employees and external parties will be directed to cooperate and comply with the NGCC’s requests; and

c)	Meet with the senior internal auditor, company officers, external auditors, or outside counsel, as necessary.

3.	RESPONSIBILITIES

Among its specific responsibilities, the NGCC shall:

1.	Establish criteria and qualifications for Board membership, including standards for assessing independence. These criteria and qualifications shall include, among other things:

a)	The highest ethical standards and integrity;

b)	A willingness to act on and be accountable for Board decisions;

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c)	An ability to provide wise, informed, and thoughtful counsel to top management on a range of issues;

d)	A history of achievement that reflects superior standards for director candidate and others;

e)	Loyalty and commitment to driving the success of the Corporation;

f)	An ability to take tough positions while at the same time working as a team player; and

g)	A background that provides a portfolio of experience and knowledge commensurate with the Corporation’s needs.

2.	Identify and consider candidates, including those recommended by shareholders and others, to fill positions on the Board, and assess the contributions and independence of incumbent directors in determining whether to recommend them for re-election to the Board.

3.	Recommend to the Board candidates for election or re-election at each annual meeting of shareholders and, if the NGCC deems appropriate, for appointment of additional directors between annual meetings of shareholders.

4.	Recommend to the Board candidates for appointment to the Audit Committee and its committee chair and consider periodic rotation of committee members. The full Board shall select candidates for appointment to the NGCC.

5.	Annually review the Corporation’s corporate governance processes, and its governance principles, including such issues as the Board’s organization, membership terms, size, composition, and the structure and frequency of Board meetings, and recommend appropriate changes to the Board to ensure effectiveness of decision making.

6.	Consider questions of possible conflicts of interest of Board members and senior executives, in collaboration with the Audit Committee, and initiate appropriate action to address any such conflicts.

7.	Make recommendations to the Board regarding resignations of directors in accordance with applicable policies of the Corporation.

8.	Establish compensation for directors and, as timely required, review the compensation schedule for appropriate competitiveness and make recommendations for revisions to the Board when necessary.

9.	Review annually with the Chair/CEO the performance of the Corporation’s senior executives and recommend to the Board their appropriate, market competitive, total direct and indirect compensation.

10.	In collaboration with the Chair, or the Lead Director if the Chair of the Board is not independent, annually review, establish and recommend to the Board the objectives to be achieved by the CEO and recommend to the Board the appropriate compensation for the CEO as measured by achievement of the objectives for the applicable period.

11.	Oversee risk identification and management in relation to executive compensation policies and practices and review the disclosure in this respect.

12.	Review periodically with the Chair/CEO and the Board, the succession plan, and its effectiveness, relating to positions held by senior executives, including the CEO, and make recommendations to the Board regarding the recruitment, selection and retention of individuals to fill these positions.

13.	Oversee the orientation of new directors and continuing education of directors.

14.	Recommend for Board approval a code of conduct for Board directors, review such code annually and recommend revisions thereto as appropriate.

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15.	Monitor the functions of the Board and its committees, as set forth in their respective mandates, and coordinate and collaborate with the Lead Director, if any, to oversee the annual self-assessments of the performance and procedures of the Board and each of its committees. At a minimum, the self-assessment will solicit feedback from the directors about:

a)	Overall effectiveness;

b)	Composition and structure;

c)	Culture;

d)	Focus;

e)	Information and resources; and

f)	Process.

Feedback from this annual, self-assessment process will be provided to Board members, as appropriate.

16.	Oversee and recommend for Board approval any material change to the organizational structure of the Corporation.

17.	Review and approve directors’ and officers’ liability insurance coverage.

18.	Oversee, recommend, advise, ensure and confirm that the Corporation has deployed appropriate human resources policies, procedures and processes are in place with respect to recruitment, retention, workplace conduct, including rules, requirements and guidelines, disclosure (including use of privileged information and “blackout” periods), training, development, disciplinary actions, career pathways, terminations and related policies that create a positive workplace environment and a functional culture focused on achieving business strategy and objectives.

19.	Oversee, recommend, advise, ensure and confirm that the Corporation deploys an appropriate code of conduct that engenders an ethical culture based on values, principles, integrity and honesty, including a functional system for reporting misconduct, violations of laws, rules or regulations or seeking advice and guidance.

20.	In collaboration with management, review the structure and governance of the Corporation’s welfare benefits, defined and/or non-qualified retirement or pensions benefit plans, long- and short-term compensation plans, direct and indirect compensation plans, incentive, bonus and awards plans, security-based compensation plans and the like for executive and non-executive employees and make appropriate recommendations to the Board with respect thereto.

21.	In consultation with the Board, approve stock option and stock grant awards.

22.	Review the annual statement of corporate governance practices for inclusion within the Corporation’s Management Proxy or Information Circular and/or Annual Information Form/Annual Report on Form 20-F, in accordance with applicable rules and regulations.

23.	Review corporate governance guidelines applicable to the Corporation, recommend to the Board any revision(s) thereto, monitor and oversee the disclosure of the Corporation’s corporate governance structures, procedures and practices, including relevant decisions requiring Board approval and, where appropriate, measures for receiving shareholder feedback, in accordance with applicable rules, regulations and standard industry practices.

24.	Assess annually the performance of the Board, its Lead Director, if any, individual directors, the Board committees and their respective chairs, including measurement by any applicable committee mandate, and report its findings to the Board.

25.	Review periodically the mandates of the Board and its committees and recommend any proposed changes to the Board.

26.	Nothing contained in this mandate is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Corporation or the members of the NGCC.

Adopted and approved by the Board of Directors on February 28, 2006 and amended on March 10, 2009, March 23, 2010, March 27, 2012 and amended and restated on August 7, 2014.

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Aeterna Zentaris Inc.

222 Bay St. Suite 3000

Toronto, ON M5K 1E7

Telephone: 843.900.3223

www.zentaris.com